SILVER IN MEXICO

GREAT PANTHER RESOURCES LIMITED



2005 ANNUAL REPORT

Great Panther Resources Limited (TSX-V: GPR) is a Canadian mining company that has combined highly-experienced international management and ready access to capital, with high-quality silver & gold projects and established local professional staff in Mexico.

With its 100% acquisition of both the high-grade Topia Silver Mine in Durango State and the Co-operativa Santa Fe Silver-Gold Mines in Guanajuato, Great Panther has recently become a silver producer, listed on Tier 1 of the TSX Venture Exchange, and is well-positioned to become one of the world's larger primary silver producers.

Mexico is the world's largest producer of silver, producing 99.2 million ounces of silver in 2004. It accounted for 15.6% of total global production.







... to Present

30-December Private Placement $600,000 @ $0.35 closed

30-March Short form Offering $2 Million @ $0.36

30-April Appointments Francisco Ramos Sanchez, VP Operations ... Brown, ...

26-October GPR 20 - F Filing accepted by SEC

2003

2004

02-Februa... Acquisiti... MMR Topia Option ...

08-December Mine rehabilitation at Topia commenced







GPR Production Forecast



5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Ounces Silver Equiv.
2005
2006
2007
2008
Topia
Guanajuato
Total

Estimated Production 2005 – 2008

(Management prepared - not independently audited)

5 Year Silver ($USD)



April 21, 2001 to April 20, 2006
High $14.31 on April 20, 2006 Low $4.07 on Nov 22, 2001
18.00
16.00
10.00
6.00
2.00
21 April,01
Based on NY close 14 day moving average
20 April,06

Contents:

Key Statistics:
As at December 31, 2005

52 Week Range	$1.14 - $0.36
Basic Shares Outstanding	47,349,431
Warrants Outstanding	21,882,982
Options Outstanding	3,433,760
Fully Diluted	72,666,173
Cash Position*	$5,295,397
Market Cap	$53,978,351

*Includes short-term investments

Immediate production offers stability of cash flow

Solid foundation from which to continue rapid growth

Highly leveraged to rising silver prices

Continuous exploration with blue sky potential

2005

- 30-June Topia Purchase Agreement signed
- 19-July Private Placement $2 million @ $0.45 closed
- 20-July Letter of Intent to acquire Co-operativa Santa Fe Mines at Guanajuato signed
- 03-October Mining commences at Topia
- 05-October $5.6 million capital raised @ $0.45 closed, over-subscribed
- 25-October Purchase Agreement signed to acquire Co-operativa Santa Fe Mines at Guanajuato
- 20-November Topia begins commissioning plant
- 13-December Limited production commences at Topia
- 19-December GPR takes possession of Co-operativa Santa Fe Mines at Guanajuato
- 20-December $7.6 million capital raised @ $0.62 closed, over-subscribed

2006

- 14-February Drilling commences at Guanajuato
- 28-February Company moves up to Tier 1 on the TSX Venture Exchange
- 22-March First concentrate shipped from Topia
- 28-March Plant commissioned at Guanajuato
- 02-April Company announces bonanza grades of silver & gold at Guanajuato

Financial & Corporate   Physical & Geological

Chairman's Report



Dear Fellow Shareholder,

While 2004 initiated Great Panther's growth as a new exploration and development company, 2005 marked its transition to an actual miner. The dynamic momentum Great Panther Resources Limited (TSX-V: GPR) has created in the past two years is expected to see the Company become one of the world's top 10 primary silver producers in 2006, with our sights on becoming one of the top five.

We are pleased to present our annual report for 2005 and the story of how we have built a strong foundation to support our goals.

In 2005, we obtained clear title to the past-producing Topia Silver-Lead-Zinc Mine in Durango, Mexico. We then acquired the famous Co-operativa Santa Fe Silver-Gold Mines in Guanajuato, Mexico. At their peak, in the late 1700's, the mines of Guanajuato were reputedly producing one-third of the world's silver.

Great Panther's growth and strategies coincide with a worldwide increase in demand for silver. Two years ago, in 2004, the global demand for silver was 880 million ounces, 38.6% higher than global production. Industry pushed demand even higher in 2005. In addition, some analysts predict the anticipated start of trading in the United States of the Barclays Global Investors silver-backed exchange traded fund (ETF) could add a further US$1.50 an ounce to silver's price.

Harder than gold and more conductive than copper, silver is a versatile precious metal used in a wide variety of applications from fine jewelry, coins, photographic film and dental alloys to cadmium batteries, nanotechnology, indelible inks and anti-bacterials.

Silver's current buoyancy is expected to continue. Theodore Butler, the world's leading independent silver analyst offers this commentary:

"Sixty years ago, there was roughly five times as much silver as gold above the ground. Today there is five times more gold than silver. We have consumed over 95% of world silver inventories, [which are now] at the lowest levels in hundreds of years."

On April 18, 2006, the price of silver rose to about US$14.00 an ounce, its highest price since 1980. Also in April, the UBS Investment Bank forecasted silver would be US$16 an ounce by the summer of 2006. With gold also at its highest price in 25 years (more than US$600 an ounce), Great Panther is poised to reach overall net monthly operating profits before the end of 2006.

I wish to acknowledge the many positive contributions that our officers, directors, senior staff, contractors, consultants and employees have made to the Company. They – along with our loyal shareholders, our corporate counsel both in Canada and Mexico, and our supportive stockbrokers and business associates – have been highly instrumental in our progress.

Respectfully,



Kaare Foy
Executive Chairman

President's Report



Dear Fellow Shareholder,

The two words that best describe 2005 for Great Panther are transition and growth. At the start of the year, Great Panther was effectively an exploration company and by December we had completed the transition to a junior producer. Not only does that transformation bring with it a significant level of development on its own but the most important event in terms of future growth potential was the acquisition of a world class silver-gold mine in Guanajuato, Mexico.

TRANSITION

Entering 2005, Great Panther was completing a 30-hole surface diamond drilling program at the Topia Silver-Lead-Zinc Mine in Durango, Mexico. The results of this work were positive enough to convince management that the property contained the potential to sustain a renewed mining effort. As such, we exercised our option on the property in February, signed the purchase agreement for a 100% interest by June, took possession of the property in September, commenced mining in October, commissioned the plant in November and started small scale production in December.

This fast-paced transition saw us achieve a major corporate goal that had been set out in Great Panther's original business plan – to move quickly to production and subsequently use cash flows to finance the future growth of the Company. I am pleased to report that since having reached producer status by the end of 2005, our level of production at Topia has continued to grow such that we are on track to achieve the full production capacity of 200 tonnes per day by the third quarter of 2006. In addition, we have received our first revenues from concentrate sales and, in the current price regime for silver, gold, lead and zinc, we are generating significant funds that can be reinvested in the growth of the Company.

GROWTH

While Topia is providing an excellent foundation for Great Panther's development as a primary silver producer, the real growth story will come from Guanajuato. We were fortunate to be in the right place at the right time last year to be able to acquire a 100% interest in one of the most historic and prolific silver-gold mines in all of Mexico. As with Topia, there is no royalty payable on production from the Guanajuato Mine.

The Guanajuato District is the third largest silver producing district in Mexico (which is still the number one silver producer in the world), with historic production estimated at 1.2 billion ounces of silver and 4 million ounces of gold. Great Panther's newly acquired Guanajuato Mine Complex is believed to have produced the vast majority of this and ranks as a giant among world-wide silver deposits.

We purchased the mines from a mining co-operative who had owned and operated them for about 65 years but who had always suffered from a severe lack of working capital. As a result, the mines have been seriously under-explored and have never been developed to their full potential. In fact, production had declined from the rated plant capacity of 1,200 tonnes per day in 1991 to a mere 200 tonnes per day in 2005.

Since taking possession of the mine complex in December of 2005, Great Panther is continuing to build a new team of highly qualified and motivated individuals, some of whom worked at the mines in the past, and is rapidly restoring the operation to its former glory. At the time of writing this letter, refurbishing and commissioning of the plant is well underway and the Company is embarking on a plan to re-commence production in the second quarter of 2006 with throughput gradually increasing back to the 1,200 tonne per day capacity by the end of 2006.

With a goal of having both the Topia and Guanajuato Mines operating at full capacity going into 2007, Great Panther could well become one of the top 5 primary silver producers in the world, with targeted annual production of 2.6 million ounces of silver and an additional 1.4 million ounces of silver equivalent from byproduct gold, lead and zinc.

While it is important for our shareholders to know that the projections above are prepared by our highly qualified management team and have not yet been substantiated in an independent report conforming to NI43-101 regulations, it is equally important to understand that this process of upgrading historical resources is well underway such that NI43-101 compliant resource reports for both Topia and Guanajuato will be completed in 2006. Upon doing so, management will be in a better position to publicly disclose the details of the Company's production and cash flow projections.

FINANCING AND OUTLOOK

With commodity prices continuing to rise and production growing at our mines, 2006 promises to be an exciting year for Great Panther. The Company continues to be well financed and has a growing level of support with institutional investors and brokerage firms. Our share price and market capitalization have both seen significant increases through 2005 and all of our outstanding warrants and options are "in the money", representing approximately $18 million in proceeds if all were exercised.

Against this backdrop, I am confident that we will not only achieve our goals again this year but that the aggressive acquisition strategy that has brought us to this point in such a short period of time will continue to accelerate our growth in the future.

Respectfully,

Robert A. Archer, P.Geo.
President & CEO

Topia Mine - Silver, Lead, Zinc

Topia Mining District, Durango, Mexico



The Topia Mine, located in one of the oldest mining districts in Mexico, was acquired by Great Panther in Q2 2005. Great Panther's total land package at Topia comprises more than 6,500 hectares, encompassing the majority of the district. Mineralization is typical of a high grade silver-lead-zinc epithermal vein system. Individual veins have a productive vertical extent of 200-300 metres and a strike length locally exceeding 3.5 kilometres. Surface diamond drilling in 2004-05 demonstrated both the continuity of the veins and the excellent exploration potential.

After taking possession of the mine and plant facilities in September, the Company commenced mining in October and production at the plant in December 2005. Lower grade mineralization from old mine dumps was used for the initial stages of the plant evaluation. This was done to ensure the smooth operation of all machinery and to optimize recoveries in the flotation circuits. Processing continued with stockpiled ore from the Veta Madre at the 1522 Mine. Representative sampling of this 600-tonne stockpile averaged 1,075 g/t silver, 1.85 g/t gold, 11.34% lead and 8.73% zinc.

Historically, average grades over the life of the mine (1952 - 1999) have been 437 g/t silver, 0.87 g/t gold, 3.0% lead and 4.2% zinc and Great Panther's work to date indicates that these average grades should continue. Recoveries at the plant for the same period have averaged 86% for silver, 55% for gold, 94% for lead and 85% for zinc. Both a lead concentrate, which contains the silver and gold, and a zinc concentrate are currently being produced and shipped to Peñoles' smelter in Torreon, Coahuila.

A second high grade vein at the 1522 Mine is being developed for near term production. The Dos Amigos Vein lies in the hanging wall of the Veta Madre, approximately 150 metres from the latter, and closer to the portal of the mine. A ramp has been developed to access this mineralization below the main 1522 level where the Dos Amigos Vein was mined in the past. Significantly, gold grades here appear to be more than twice as high as in the Veta Madre, with four channel samples of the vein in the ramp averaging 428 g/t silver, 4.20 g/t gold, 9.61% lead and 11.04% zinc.

Currently, the plant capacity is rated at about 200 tonnes per day, using one ball mill and a rod mill. Great Panther plans to gradually increase throughput to this level by mid-2006. A larger ball mill is also present and could ultimately boost the capacity to about 350 tonnes per day.

Great Panther is continuing to rehabilitate the 1522 and Argentina Mines. In addition to the stopes currently being developed in the Veta Madre and Dos Amigos Veins in the 1522 Mine, a third vein, called Cantarranas, is being evaluated for its production potential in this area. The Veta Madre and Veta Cantarranas are both several kilometres long and provided the bulk of the ore for past mining campaigns.


opia Mine
Guanajuato Mine

Guanajuato Mine - Silver, Gold

Guanajuato Mining District, Guanajuato, Mexico

The Guanajuato Mining District is one of the most prolific and best known silver districts in the world, with silver being discovered in 1548 and estimates of historic production ranging from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold.

The Company purchased the mines in October 2005 from a mining co-operative, formed in 1939 when labour unrest resulted in the mines being turned over to the workers. The Guanajuato mine complex includes 1,107 hectares in 2 main properties, a 1,200 tonne per day plant, workshops and administration facilities, complete mining infrastructure, mining equipment and certain surface rights (real estate). The plant was operating at about 20% capacity up until August 2005 due to a lack of working capital.

The three principal mines in Great Panther's acquisition, the Valenciana, Cata and Rayas, are situated on the main Veta Madre (Mother Lode) structure that trends northwest-southeast through the district for at least 25 kilometres. The Valenciana Mine was once said to be "the richest silver mine in the world". Bonanza-style mineralization in the Veta Madre structure in this historic mine is still in place and may be considered as "direct shipping ore" (to the smelter) as the grades exceed those of the concentrates produced from average ore in the flotation plant.

The main claim block covers more than 3.5 kilometres of strike length along the Veta Madre and contains 25 shafts, 4 winzes (internal shafts) and more than a hundred kilometres of underground workings. The main shaft at each of the aforementioned mines is currently operational with ore being hoisted up the central Cata shaft, where the plant that services the mines is located. A fourth mine, San Ignacio, located in the La Luz district, only a few kilometres away, is presently closed but will be re-evaluated for its potential to support a new mining campaign.

The Company's first surface diamond drilling program at the Guanajuato Mine has intersected bonanza grade silver and above average gold within the Veta Madre vein structure. Highlights of the program include 692 g/t silver and 5.17 g/t gold over 5.8 metres and 1,096 g/t silver and 4.15 g/t gold over 2.5 metres. The drilling, comprising 1,163.3 metres in six holes, was designed to duplicate and surround a lone 1989 drill hole that intersected a 5.35 metre wide zone grading 3.34 g/t gold and 81.5 g/t silver, including 10.65 g/t gold and 165 g/t silver over 1.55 metres. The drilling was completed under and northwest of the Guanajuatito ramp along the trend of the Veta Madre, approximately one kilometre northwest of the famous Valenciana Mine.



There is potential to block out new resources on the existing levels of the mines as well as to depth with a comprehensive drilling and sampling program. Great Panther's management believes that with such a program in place, a new and substantial resource base could be established such that the mines could be brought back into full production in 2006.



San Antonio Project - Gold, Copper

Guadalupe y Calvo Mining District, Chihuahua, Mexico



The San Antonio Project lies within the well-known Guadalupe y Calvo Mining District of southwest Chihuahua. Over 2 million ounces of gold have been produced from this area and the mines were so important to the Mexican government at one point that they built a mint right in the town to produce gold coins.

Great Panther's exploration of the 12,275 hectare San Antonio property has outlined the presence of a gold-copper system more than 14 square kilometres in size. This is believed to be the first time anyone has recognized the significance and extent of mineralization in this area.

The spring 2005 drill program was focused on testing the three principal vein systems in an attempt to better understand the continuity and grade distribution in the area. Sixteen NQ diameter holes were drilled, for a total of 1,936 metres. The drilling indicated the presence of a vein breccia with widths up to 21.4 metres (core length), much greater than observed in the underground workings. These breccia zones comprise narrower veins containing higher grades of gold and copper. Overall the vein zones show excellent continuity along strike and down dip but higher gold grades appear to be confined to structurally controlled "shoots".

Great Panther's work to date has enhanced the understanding of the geological setting and outlined several targets worthy of follow-up exploration. The Company is currently reviewing all data and formulating plans for the next phase of exploration.






an Antonio Project
irimoa Project

Virimoa Project - Gold, Silver Zinc

Topia Mining District, Durango, Mexico

The Virimoa Project contains an extensive zone of gold-zinc-copper-silver mineralization and lies in the heart of the Sierra Madre Mineral Belt close to several significant gold deposits, including La Ciénega, a gold-zinc mine currently operated by Peñoles. In addition, the Virimoa project has good road access and is only 17 kilometres from Great Panther's Topia Silver-Lead-Zinc Mine.

Great Panther's 2005 diamond drilling program at the Virimoa Property has outlined the presence of multiple zones of gold-silver-copper-zinc mineralization across a width of more than 250 metres. The drilling, comprising 856 metres in four holes, was designed to complete a cross section under a zone of mineralization exposed on surface that returned 1.11 g/t gold, 23 g/t silver and 1.32% zinc across 250 metres from continuous channel sampling. This zone also included two higher grade intervals averaging 4.7 g/t gold, 41 g/t silver and 5.78% zinc across 25 metres near the southeast end of the cross-section and a gold-silver zone returning 3.13 g/t gold and 46 g/t silver across 20 metres near the northwest end. Great Panther is currently reviewing all data and formulating plans for the next phase of exploration.



Safety & Environment

Great Panther places a premium on the safety and well-being of its employees. Good safety is good business and Great Panther is committed to excellence in implementing environment, health and safety standards that not only comply with legislated requirements, but also respond to the social, economic and environmental expectations of the public, government and our shareholders.

As a mineral exploration and mining Company in Mexico, we accept a unique responsibility to protect and preserve the environmental integrity of the locations in which Great Panther works.





This Management's Discussion and Analysis ("MD&A") prepared as of April 10, 2006, reviews the activities of Great Panther Resources Limited ("Great Panther" or the "Company") for the year ended December 31, 2005. The following information should be read in conjunction with the accompanying audited consolidated financial statements and the accompanying notes.

FORWARD LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther's control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

DESCRIPTION AND OVERVIEW OF BUSINESS

Great Panther Resources Limited became an active resource mining and exploration company listed on the TSX Venture Exchange, trading under the symbol "GPR", with the acquisition in February, 2004 of 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of the United Mexican States. Great Panther's activities at the present time are focused on the acquisition, exploration and development of precious metal and base metal properties in Mexico.

The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares before consolidation became one common share after consolidation.

The Company's corporate goal is to become one of the top five primary silver producers in the world. During the fiscal year ended December 31, 2005, the Company progressed towards this goal by acquiring 100% interest in: a silver-lead-zinc mine ("Topia") located in the Topia Mining District in west-central Durango State, Mexico; and a group of producing silver-gold mines ("Guanajuato") in the Guanajuato Mining District, in the state of Guanajuato.

The mines purchased include the assets and the infrastructure of working mines with the mill capacity of the Topia and Guanajuato mines being 200 tonnes and 1,200 tonnes per day respectively. The Company anticipates that, by the end of 2006, after a complete and extensive refurbishment, both mines will be operating at full capacity.

During the year, the Company incorporated Metalicos de Durango, S.A, de C.V. (July 12, 2005) and Minera de Villa Seca, S.A. de C.V. (October 5, 2005). These two operational subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines respectively.

OVERALL PERFORMANCE

Selected Annual Information

	2005	2004[1]	2003
Revenue	$ -	$ -	$ -
General & administrative	2,245,252	899,947	191,151
Mineral property exploration expenditures	2,340,398	1,710,243	-
Directors fees (incurred)	60,000	43,335	-
Amortization	12,579	2,719	1,970
Write down of property	403,634	-	-
Loss before provision for income taxes	5,602,199	2,893,657	273,738
Loss for the year	5,231,685	2,893,657	273,738
Loss per share (weighted average)	0.22	0.22	0.16
Cash	3,094,547	173,122	917,753
Total assets	19,218,970	3,788,331	1,001,244
Total liabilities	5,836,542	628,113	297,431
Total long term liabilities	763,586	387,973	-
Working capital	$ 1,407,474	$ 2,001,783	$ 698,384

(1) The financial information has been restated to reflect the Company's change in accounting policy to expense mineral exploration expenditures prior to commercial feasibility of mine operations being established.

Results of Operations

The loss for the twelve months ended December 31, 2005 ("FY05") was $5,231,685 compared to $2,893,657 for the twelve months ended December 31, 2004 ("FY04"). The increased loss can be largely attributed to the increased general & administrative ("G&A") costs and the additional cost associated with the write down of the San Taco project.

During FY05 general & administrative costs increased relative to FY04 and the twelve months ended December 31, 2003 ("FY03"). This increase can be largely attributed to the growth of the Company, its expanding operations in Mexico and the Company's transformation into a mining company from that of one exclusively focused on exploration. These additional expenditures include the hiring of additional employees and consultants to oversee various geological and administrative functions, renting additional office space for an expanded workforce and, incurring additional travel costs in dealing with the additional projects of the Company.

Subsequent to December 31, 2005, the Company decided not to actively commit to further exploration of the San Taco property and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property ($403,634) was expensed as part of the write down of property cost. This write down, recognized in FY05, also contributed largely to the increased loss recognized this year.

The Company has also incurred additional costs in promoting itself through an active investor relations program. Costs associated with this program included travel expenses, printing costs and general office costs. These additional costs were part of an overall strategy to communicate managements' vision for the Company.

During FY05 the Company changed its accounting policy with respect to exploration expenditures whereby, exploration expenses incurred prior to determination of the feasibility of mining operations, periodic payments and administrative expenditures are expensed as incurred. This change has resulted in additional costs that would have otherwise been capitalized. The Company expensed $2,340,398 in FY05 compared to $1,710,243 in FY04. Continued strong precious metal and base metal prices and the Company's ability to attract investors have allowed the Company to fund additional exploration activity during FY05 relative to FY04.

The Company also expensed $357,011 as interest expense during the year (nil – 2004). This expense relates to the debt associated with the Topia and Guanajuato aquisition, which were discounted by 26.8% when recognized on the Company's balance sheet.

In 2005, the Company expensed $357,298 in stock-based compensation compared to $393,850 in 2004.

The Company generated some interest revenue from its interest bearing short-term investments.

The total assets of the Company increased with the acquisitions of Topia and Guanajuato. These acquisitions also resulted in increased liabilities for the Company as the purchase payments are staggered over a three-year period.

As at December 31, 2005 the Company had an accumulated deficit of $9,842,741 and positive working capital of $1,407,474.

During the year, the Company was able to raise gross cash proceeds of $15,088,875 through three private placements. The funds raised were used primarily to acquire and refurbish the Topia and Guanajuato mines, to fund the Company's exploration activities in Mexico and to serve as working capital for the Company's other activities which include overhead costs.

Summary of Quarterly Results

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Quarter Ended	Revenue	Income (loss)(1)	Income (loss) per share(1)
December 31, 2005	$Nil	(1,538,101)	(0.07)
September 30, 2005	$Nil	(1,625,282)	(0.07)
June 30, 2005	$Nil	(806,327)	(0.03)
March 31, 2005	$Nil	(1,261,975)	(0.05)
December 31, 2004	$Nil	(1,633,035)	(0.12)
September 30, 2004	$Nil	(784,999)	(0.06)
June 30, 2004	$Nil	(241,927)	(0.02)
March 31, 2004	$Nil	(233,696)	(0.02)

(1) The loss per share has been restated to reflect the Company's 2005 change in accounting policy with respect to accounting for exploration expenditures. Prior to October 2005, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed prior to commercial feasibility of mining operations being established. Acquisition costs will continue to be capitalized.

FOURTH QUARTER DISCUSSION

The Company incurred a loss of $1,538,101 for the quarter ended December 31, 2005 ("Q4"), compared to a loss of $1,261,975 for the quarter ended March 31, 2005 ("Q1"). This increase, as noted earlier, can be largely attributed to the Company's shift from a company primarily focused on exploration to a company now focused on exploration and beginning to mine both precious and base metals. This transition has required the addition of new personnel in the areas of mine operations and management, finance and administrative functions, data and information management, and investor and corporate relations.

This shift has also resulted in additional general and administrative ("G&A") expenditures that have been greater than the previous periods. These additional costs include consulting and auditing fees, travel costs, office rent and general office expenses.

During the year and extending into the fourth quarter, the Company embarked on an active investor relations campaign to increase the exposure of the Company to potential investors. Increased travel and promotional material costs were incurred as the Company participated in various trade shows throughout Canada and Europe.

PRIMARY MINERAL PROPERTIES OF THE COMPANY

The Company, through its wholly owned subsidiary, MMR, acquired options on three significant projects known as the Santo Nino Project, the San Taco Project, and the Topia Mine Project. The Company subsequently purchased the Topia Mine and the Guanajuato Mine Projects.

San Antonio Project

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of seven contiguous mining concessions covering in the aggregate 12,274.7 hectares. Five concessions covering in the aggregate 643.7 hectares are held under option (the Santo Nino and San Taco Option Agreements). Two concessions, covering in the aggregate of 11,631 hectares, surrounding the other five concessions, were staked and are owned 100% by MMR.

a) **Santo Nino Property:**
On February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") granting the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made cash payments totaling US$20,000 during the year ended December 31, 2004 and cash payments totalling US$20,000 during year ended December 31, 2005 in accordance with the option agreement. Subsequent to December 31, 2005, the Company paid an additional instalment of US$10,000 to the vendor.

b) **San Taco Property:**
On February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") granting the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made a cash payment of US$50,000 during the year ended December 31, 2004 and a cash payment of US$75,000 during the current fiscal year in accordance with the option agreement.

b) San Taco Property: (continued)

Subsequent to the year ended December 31, 2005, the Company elected to discontinue exploration of the San Taco property. The Company is currently reviewing other options that may be available, including abandoning the project.

Virimoa Project

On January 4, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The project consists of two concessions comprising 148 hectares and hosts a zone of intense alteration, exposed for more than 350 metres. The Virimoa property is situated in the heart of the Sierra Madre Mineral Belt and is centrally located between several significant deposits. It lies approximately 17 kilometres southwest of the Company's Topia Silver-Lead-Zinc Mine, which can be used for logistical support, and was evaluated as part of Great Panther's ongoing regional evaluation around the mine. In addition, Virimoa is approximately 30 kilometres west of La Ciénega, Mexico's largest gold mine, currently in production and owned by Compañía Minera Peñoles.

Terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares (100,000 issued), over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

Topia Mine Project

On June 30, 2005, the Company entered into an agreement (the "Topia Purchase Agreement") to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Silver-Lead-Zinc Mine located in the Municipality of Topia, State of Durango, Mexico. The Company exercised its option to acquire the mine, which includes a 200 tonne per day mill and complete mining infrastructure, after a 7,436 metre surface diamond drilling program completed by Great Panther in 2004-05 indicated that the property had significant potential to host additional resources.

Upon signing the Topia Purchase Agreement, the Company paid a total of US$540,165 to the Vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the Vendor (US$946,000 owed) and La Cienega, a division of Peñoles. While the debt to the Vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% Net Smelter Return royalty. Great Panther does have the option of paying out the debt in full at any time.

Guanajuato Mine Project

On October 25, 2005, the Company signed a formal purchase agreement to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The three principal mines in the Company's acquisition, the Valenciana, Cata and Rayas, occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato District. The Guanajuato District is one of the most prolific and best known silver districts in the world with silver being discovered in 1548 and estimates of historic production ranging from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold.

The total purchase price is US$7,250,000 which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). At December 31, 2005, the Company had paid US$3,650,000 of the total purchase price to the Vendor.

At the date of this document, the remaining balance of the original purchase outstanding is US$725,000.

EXPLORATION ACTIVITIES AND PROPERTY EXPENDITURES

San Antonio Project

The Company's exploration work completed in 2005 has outlined the presence of a gold-copper system more than 14 square kilometres in size. This is believed to be the first time anyone has recognized the significance and extent of mineralization in this area, as previous work has consisted of only the high-grading of individual veins by "small miners", and the region has seen no prior exploration by modern methods. While government maps show the area as being underlain by intrusive rocks, Great Panther's mapping has demonstrated the presence of a "window" of the Tertiary age Lower Volcanic Sequence extending more than 17 kilometres by 6 kilometres. The majority of gold deposits in the Sierra Madre are hosted within this sequence of rocks. The extensive San Antonio property is centered on a valley that provides an 800m vertical section through these rocks and has allowed Great Panther to systematically map and sample this prospective area, and follow up with a Phase I diamond drilling program.

Mineralization and alteration at San Antonio is focused within a northwest-southeast trending area measuring approximately five by two kilometres. Multiple targets have been identified, within a variety of geological settings, including gold-copper veins, gold-copper breccias, silver-lead-zinc veins and gold-copper stockworks. A total of twenty separate mineralized structures have been identified to date.

As the vein/breccia systems in the Arroyo San Antonio provide the best exposures and the highest grades known at present, the spring 2005 drill program was focused on testing the three principal vein systems in an attempt to better understand the continuity and grade distribution in the area. Sixteen NQ diameter holes were drilled, for a total of 1,936 metres and significant intersections are given in the table below.

As expected, the most significant results were intersected along the Santo Niño Zone, where underground sampling in 2004 returned an average grade of 7.75g/t gold over an average width of 3.03 metres along a 25 metre strike length. Ten diamond drill holes were completed on this structure, testing approximately 150m of strike extent and to a depth of 130m.

The drilling indicated the presence of a vein breccia with widths up to 21.4m (core length) - much greater than observed in the underground workings. These breccia zones comprise narrower veins containing higher grades of gold and copper. Overall the vein zones show excellent continuity along strike and down dip but higher gold grades appear to be confined to structurally controlled "shoots".

The best intersection was returned from drill-hole 05-SN05, wherein the Santo Niño Zone is split in two by a felsic dyke. The upper portion of the zone correlates well with the underground sampling, returning 3.0m of 9.4g/t Au and 0.27% Cu within 6.3m of 4.87g/t Au and 0.20% Cu, while the lower section returned 2.8m of 2.42g/t Au and 0.06% copper. The most northwesterly hole on the Santo Niño Zone (05-SN15) intersected 2.5m of 4.52g/t Au and 0.14% Cu within 11.8m of 2.36g/t Au and 0.53% copper while drill hole 05-SN06 intersected a greater width of 21.4m but with lower grades of 0.13g/t Au and 0.15% Cu. The Santo Niño Zone is known to extend for more than 1,000 metres along strike with a vertical extent of more than 300 metres and remains open in all directions.

The El Cordon Zone is sub-parallel to Santo Niño, approximately 75m to the northeast and, on surface, exhibits intense fracturing, silicification, disseminated sulphides and sheeted quartz veins and veinlets carrying gold-copper mineralization over an area of at least 100 metres by 40 metres. Initially, four holes were planned to test the Mina Arroyo 1 & 2 and Las Trojas areas of El Cordon, as surface sampling at Mina Arroyo 1 returned 6.3g/t gold over 2.5m, Mina Arroyo 2 returned 7.81g/t gold over 1.6m, and Las Trojas returned 9.1g/t gold over 1.0m. Unfortunately, due to difficult ground conditions, several key holes here could not be completed. One hole, 05-SN11, drilled on the northwest strike extension of El Cordon, returned 0.5m grading 0.748g/t Au and 0.53% Cu. As such, the El Cordon Zone remains highly prospective and is open in all directions.

At Piedras Verde, approximately 800m south of Santo Niño, mapping and sampling shows that there are a number of fault structures with associated breccia and stockwork mineralization that are continuous along strike for at least 330m and over a vertical extent of 200m. Intermittent exposures on surface returned grades ranging from 0.083 to 25.3g/t gold and 0.02 to 3.26% copper in 30 samples. Underground at Piedras Verde, channel samples along a 25 metre exposure of the vein returned weighted average grades of 2.81g/t gold and 0.11% copper over an average width of 1.5 metres. In the 2005 drill program four holes were completed in this area and indicated a similar setting to Santo Niño with narrow veins encased in wider breccia zones, such as hole 05-PV02 which returned 1.0m of 2.96g/t Au and 1.3% Cu within 11.0m of 0.47g/t Au and 0.49% Cu.

Two holes were drilled on the Sari Vein, roughly two kilometres south of Santo Niño, where the mineralized structure has been traced on surface for more than 300m of strike length and 200m of vertical relief. The Sari Vein comprises a mineralized and brecciated fault zone up to 8m wide and characterized by a variable intensity of goethitic fault gouge and irregular discontinuous quartz-chalcopyrite veinlets. Previous sampling by Great Panther indicated that gold mineralization is restricted to about half of this width, however, and the highest grade zones, while returning some of the best gold grades on the property, are typically less than one metre wide. Surface samples across the vein returned true widths and grades of 0.9m @ 25.1 g/t Au and 4.1% Cu; 0.4m @ 86.1 g/t Au and 2.0% Cu; 0.9m @ 9.7 g/t Au and 6.0% Cu; and 1.7m @ 12.1 g/t Au and 0.6% Cu. Both drill holes completed on the Sari structure (05-SA13 and 14) intersected the vein but assays were not significant.

Vein orientations in all of the aforementioned zones are generally WNW-ESE to NW-SE trending with steep southerly dips, although cross structures oriented NE-SW with steep south-easterly dips were also noted. The veins all have similar alteration and mineralogy. Typically, early stage silicification is associated with fracturing, brecciation and pyrite, followed by late stage quartz veins with irregular chalcopyrite mineralization. Gold values are closely associated with the late stage chalcopyrite. Mapping has demonstrated a vertical zonation from quartz-pyrite-chalcopyrite (gold-silver-copper) at depth to quartz-pyrite-sphalerite-galena (silver-zinc-lead) at higher elevations. Alteration associated with these structures comprises silica, chlorite and low temperature clays (pyrophyllite).

San Antonio 2005 Drill-Hole Intersection Summary

Hole No.	AREA	From	To	Length (m)	Au (g/t)	Cu (%)
05-PV1	Piedras Verde	85.54	86.04	0.50	2.60	1.40
05-PV2	Piedras Verde	2.15	2.80	0.65	6.08	0.70
	including	110.54	111.54	11.0	0.47	0.49
		104.54	105.54	1.0	2.96	1.30
05-PV3	Piedras Verde	76.0	77.0	1.0	3.02	4.51
		79.7	80.1	0.4	0.90	2.14
		104.0	104.15	0.15	1.78	3.01
05-SN5	Santo Nino	46.0	52.3	6.3	4.87	0.20
	including	46.0	49.0	3.0	9.40	0.27
		60.0	62.8	2.8	2.42	0.06
	Including	61.0	62.0	1.0	5.98	0.17
05-SN6	Santo Nino	56.7	78.1	21.4	0.13	0.15
05-SN7	Santo Nino	63.8	65.8	2.0	3.55	0.41
05-SN9	Santo Nino	74.0	90.9	16.9	0.31	0.08
	including	75.0	76.0	1.0	3.55	0.23
05-SN10	Santo Nino	66.8	68.0	1.2	2.10	0.78
		85.1	96.6	10.5	0.38	0.37
05-EC11	Santo Nino/ El Cordon	62.5	63.0	0.5	0.75	0.53
05-SN15	Santo Nino	68.7	80.5	11.8	2.36	0.53
	including	68.7	71.2	2.5	4.52	0.14
	& including	76.5	78.5	2.0	5.77	1.42

Note: true widths are estimated to be approximately 80-90% of the core widths above.

In addition to the aforementioned vein zones drilled in 2005, several other targets exist on the San Antonio Property. Approximately one kilometre along strike to the northwest of, and 300m higher in elevation than Santo Niño, lies the Casitas Zone, discovered in early 2005. Surface mapping of outcrops and old trenches in this area uncovered semi-massive galena-sphalerite-pyrite in a 50cm wide vein enclosed in brecciated, oxidized andesite. The best assay obtained was from a channel sample across 2.1m of oxidized silica rich vein material which returned 360g/t silver, 11.8% lead and 8.54% zinc. Thirty-five metres to the NNW, a well mineralized portion of the Casitas vein returned 12.8g/t silver, 6.74% lead and 3.46% zinc across a 60cm width. The flanking breccia was geochemically anomalous. The Casitas vein/structure is covered by Upper Volcanic avalanche debris further to the northwest.

The San Cayetano Zone is located approximately 7km northwest of the Arroyo San Antonio and is believed to have been historically mined on a small scale. It consists of a silica-barite-galena epithermal vein with widths to 1.5m, exposed over a strike length of 70m, but lies within a 500m by 500m zone of argillic alteration suggesting that it has a much greater extent. Two samples across the San Cayetano vein returned 538g/t Ag and 0.24% Pb over 1.0m and 420g/t Ag and 0.65% Pb over 0.5 metres.

The Gossan Zone encompasses six knolls of silicified, oxidized, silica veined and brecciated quartz eye rhyolite approximately one kilometre northwest of the Arroyo San Antonio. It extends for 1,000m NW-SE with widths in excess of 100m and a vertical extent of approximately 350m as exposed in bluffs. PIMA analysis from the Gossan Zone showed high temperature clays such as dickite and alunite associated with the breccias, surrounded by lower temperature argillic alteration (kaolinite). Surface rock sampling during the spring of 2005 returned anomalous levels of gold (up to 0.595ppm), arsenic and antimony in a fractured to brecciated, silicified rhyolite with iron oxides and vuggy silica. This signature is interpreted to be indicative of a high sulphidation epithermal environment and the areal extent suggests there is potential for significant mineralization.

The recognition that the San Antonio Property contains such an extensive zone of previously unrecognized alteration and mineralization bodes well for the discovery of a significant deposit. As the Lower Series Volcanics are the most common host to the plethora of epithermal deposits in the Sierra Madre Occidental, such as El Sauzal to the NW and Guadalupe y Calvo to the SSE, this work has effectively opened up a brand new area for exploration. Great Panther's work to date has enhanced the understanding of the geological setting and outlined several targets worthy of follow-up exploration. The Company is currently reviewing all data with its consultants and formulating plans for the next phase of exploration.

Virimoa Project

Geologically, the Virimoa Property is well-situated in the heart of the Sierra Madre Mineral Belt close to several significant gold deposits. Logistical support is available at the nearby Topia Silver-Lead-Zinc Mine, which Great Panther has recently placed back into production. The Company considers the Virimoa property to have excellent potential to host a large bulk tonnage gold deposit.

In March, 2005, fieldwork commenced on the Virimoa Gold Property with initial exploration comprising detailed and extensive channel sampling and mapping focused on an exposure of intense iron oxide alteration. This work attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which was conducted in April, 2005.

Surface sampling at the Virimoa Property returned 1.11 g/t gold, 23 g/t silver and 1.32% zinc across 250 metres. The zone includes two higher grade intervals averaging 4.71 g/t gold, 41 g/t silver and 5.78% zinc across 25 metres near the southeast end of the cross-section and a gold-silver zone returning 3.13 g/t gold and 46 g/t silver across 20 metres near the northwest end. This work has not only confirmed previous sampling results of 1.08 g/t gold, 20.5 g/t silver and 1.66% zinc obtained by the vendor across the same exposure but the consistency of the results is quite remarkable. Great Panther's sampling however, extended and improved upon the higher grade zone at the southeast end, which was previously reported as returning 3.38 g/t Au, 26.2 g/t Ag and 4.93% Zn over 16 metres.

Mineralization consists of a closely spaced stockwork of massive quartz-pyrite+/-sphalerite+/-arsenopyrite veinlets and veins that can locally exceed several tens of centimetres in width. Disseminated pyrite is common between the veinlets. Intense iron oxide and argillic alteration of the host andesitic volcanics is exposed for more than 350 metres across the major structural trend, including the zone reported above. Along strike, however, the zone disappears under cover, such that its length is not yet known.

Great Panther's sampling was conducted along an irregular but continuous traverse line along the bank of a creek and the mineralization reported above actually comprised 57 continuous five-metre chip samples representing a total length of 285 metres. It is believed to represent a horizontal straight line distance of 250 metres, estimated to be close to the true width of the zone. Samples were assayed at ALS Chemex Labs in Vancouver by fire assay and either atomic absorption (in the case of the Au and Zn) or gravimetric (for Ag) finish.

A short diamond drilling program, completed in 2005, has outlined the presence of multiple zones of gold-silver-copper-zinc mineralization across a width of more than 250 metres. The drilling, comprising 856 metres in four holes, was designed to complete a cross section under a zone of mineralization exposed on surface that returned 1.11 g/t gold, 23 g/t silver and 1.32% zinc across 250 metres from continuous channel sampling. As reported on April 26, 2005 this zone included two higher grade intervals averaging 4.71 g/t gold, 41 g/t silver and 5.78% zinc across 25 metres near the southeast end of the cross-section and a gold-silver zone returning 3.13 g/t gold and 46 g/t silver across 20 metres near the northwest end.

Holes 05-VIR01 and 02 were drilled from the same location under the "southeast zone", with holes 05-VIR03 and 04 being drilled behind them in order to complete a line across the entire mineralized area. Hole 05-VIR04 was drilled under the "northwest zone". The distribution of grade and extent of the mineralization along strike has not yet been tested. More than a dozen discrete zones have been outlined, many of which contain copper mineralization not observed on surface. Although gold and zinc grades were lower in the drilling than on surface, the drilling displayed a marked zonation to the mineralization from higher copper in the northwest to higher gold and zinc in the southeast and this zonation likely also holds true in a vertical sense. Silver values are more consistent throughout but the best correlation is seen with copper, whereas the weakest correlation is observed between copper and zinc, as seen in the table below. As such, copper-silver mineralization may be stronger at depth whereas gold and zinc appear to be enriched at higher levels. As the surface mineralization was sampled in a creek exposure in a valley, the mineralization strikes into the hill on both sides, thereby preserving the upper levels of the system and, hopefully the gold-zinc enriched portion. This hypothesis will be tested in subsequent programs and an induced polarization (IP) geophysical program will be conducted in the near future in order to trace the mineralized zone under areas covered by overburden.

Mineralization consists of a closely spaced stockwork of massive quartz-pyrite+/-sphalerite+/-arsenopyrite and chalcopyrite+/-tetrahedrite veinlets and veins with disseminated pyrite in between. These veins carry higher grades, such as 11.1 g/t Au, 458 g/t Ag, 9.47% Cu and 0.45 % Zn over 0.3m in Hole 05-VIR01 and 8.71 g/t Au, 544 g/t Ag, 6.95 % Cu and 3.28 % Zn over 0.3m in Hole 05-VIR02 but elsewhere mineralization is much more consistent giving wide zones of lower grade material that may be amenable to bulk tonnage mining methods. Intense iron oxide and sericite alteration of the host dacite volcanics is exposed for more than 350 metres on surface before the zone disappears under cover.

Highlights of Diamond Drilling:

Hole No.	From	To	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
05-VIR01	29.9	44.8	14.9	1.20	29.0	4.49	5.56
05-VIR02	48.0	64.2	16.2	0.50	16.6	0.25	0.48
	100.2	113.7	13.5	0.69	9.3	0.03	1.06
05-VIR03	39.5	50.0	10.5	0.83	22.9	0.05	1.48
	53.0	69.5	16.5	0.61	20.0	0.29	0.35
	150.5	161.0	10.5	0.61	19.6	0.44	0.46
05-VIR04	8.0	23.0	15.0	0.35	7.6	0.04	1.64
	23.0	45.5	22.5	0.22	18.7	0.68	0.14
	56.0	87.5	31.5	0.28	12.6	0.31	0.15
	102.5	140.0	37.5	0.10	10.9	0.50	0.03
	149.0	206.0	57.0	0.07	7.6	0.28	0.09

Topia Mine Project

In December 2005, the Company commenced limited production at its Topia Silver-Lead-Zinc Mine in Durango, Mexico. Previously, lower grade mineralization from old mine dumps had been used for the initial stages of the plant evaluation in order to ensure the smooth operation of all machinery and to optimize recoveries in the flotation circuits. Processing of stockpiled ore from the Veta Madre at the 1522 Mine was used to initiate production. Approximately 600 tonnes of this material had been accumulated at the plant and representative sampling of the stockpile averaged 1,075 g/t Ag, 1.85 g/t Au, 11.34% Pb and 8.73% Zn.

Historically, recoveries at the plant have been 86% for silver, 55% for gold, 94% for lead and 85% for zinc. Both a lead concentrate, which contains the silver and gold, and a zinc concentrate are being produced and, as of the date of this document, are being shipped to Peñoles' smelter in Torreon, Coahuila.

A second high grade vein at the 1522 Mine is being developed for near term production. The Dos Amigos Vein lies in the hanging wall of the Veta Madre, approximately 150 metres from the latter, and closer to the portal of the mine. A ramp has been developed to access this mineralization below the main 1522 level where the Dos Amigos Vein was stoped in the past. Significantly, gold grades here appear to be more than twice as high as in the Veta Madre, with four channel samples of the vein in the ramp averaging 428 g/t Ag, 4.20 g/t Au, 9.61% Pb and 11.04% Zn.

The Company had conducted extensive work on the Topia property as far back as 2004. The diamond drill program conducted between June 2004 and February 2005 comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine.

As known from previous mining, three of these areas (Las Trancas, Don Benito and Hormiguera) represent portions of the same veins that extend for more than four kilometres across the property, while the two other areas represent parallel vein systems approximately one kilometre to the northwest (Argentina) and two kilometres to the southeast (El Rosario). Several other veins are known and have yet to be drilled.

The intersections obtained are typical of vein deposits in general and the widths and grades are consistent with those mined in the past at Topia. Based upon the success of the drilling in the Argentina area, the Company began the rehabilitation of the underground workings here. Other areas such as El Rosario are proving to have similar potential. The drill program provided the Company with sufficient confidence that the veins have excellent continuity and therefore the potential to provide resources for a renewed mining effort.

Drilling Results

Argentina

The 2004 diamond drilling program initially focused on the western extension of the Argentina Vein at the Topia Mine Project, and intersected additional high grade silver-lead-zinc mineralization.

The first two holes returned grades of 708g/t (20.7oz/t) Ag, 4.0% Pb and 4.2% Zn over 1.8 metres, 383g/t (11.2oz/t) Ag, 2.2% Pb and 0.3% Zn over 2.1 metres as well as 762g/t (22.2oz/t) Ag, 6.2% and 2.1% Zn over 0.75 metres in a parallel footwall vein. Two additional holes returned assays of 437g/t Ag, 0.55g/t Au, 0.7% Pb and 0.5% Zn over 0.3 metres and 644g/t Ag, 0.21g/t Au, 11.9% Pb and 3.1% Zn over 1.2 metres. In addition, hole A04-04 intersected several closely spaced veins in the footwall of the main vein that average 4.81 metres of 116g/t Ag, 1.9% Pb and 2.3% Zn, including 571g/t Ag, 8.4% Pb and 2.6% Zn over 0.5 metres. While footwall mineralization was intersected in holes A01-04R and A02-04, the intersection in hole A04-04 marks the first time that significant mineralization has been intersected over these kinds of widths. All significant results from the Argentina drilling are listed in the following table.

Hole No.	From	To	Length (m)	Vein	Ag (g/t)	Pb (%)	Zn (%)
A01-04R	210.50	212.60	2.10	Argentina	383.0	2.2	0.3
Including	211.25	211.65	0.40		973.6	14.0	0.1
A01-04R	243.05	243.80	0.75	Footwall	762.0	6.2	2.1
A02-04	269.40	271.20	1.80	Argentina	708.2	4.0	4.2
including	270.00	270.60	0.60		1,614.7	10.5	8.8
A02-04	283.45	283.75	0.30	Footwall	163.0	0.8	0.7
A03-04	224.2	224.50	0.30	Argentina	437.3	0.7	0.5
A04-04	240.80	242.00	1.20	Argentina	643.6	11.9	3.1
A04-04	246.50	251.31	4.81	Footwall	116.1	1.9	2.3
including	248.25	248.75	0.50		571.2	8.4	2.6

These four holes on the Argentina Vein structure represent a longitudinal area of +100m (vertical) by 75m (horizontal) to the west of the closest stoped area. The mineralization is still open to the west as well as up and down dip. A continuing review of Topia Mine records, former Peñoles resource calculations from 1988 (not to NI43-101 standards), and familarization with the Topia Mine district by the Company's technical team have revealed several other veins and vein segments to be drill tested.

Las Trancas

At Las Trancas, previous mining by Peñoles was cut off by a large diabase dyke, but an exploration drill hole by Peñoles, on the west side of the dyke, indicated that veining continued in that direction. The Company had completed five holes in this area in 2004, with the most significant intersection being 1.9 metres of 315g/t silver, 2.1% lead and 4.4% zinc, including 2,570g/t (82.6oz/t) Ag, 18.1% Pb and 16.8% Zn over 0.15m in hole T08-04. Other significant intersections in this area included 537g/t Ag, 1.75g/t Au, 9.7% Pb and 2.5% Zn over 0.25m, also in hole T08-04, and 1.0m of 186g/t Ag, 1.0% Pb and 2.5% Zn in hole T07-04.

The Las Trancas area hosts both the Veta Madre, as well as a second recognized vein system, San Hipolito. Further drilling is contemplated for 2006.

Don Benito

Drilling in this area targeted two veins to the west of and above previously developed stopes, representing approximately 300m of strike length and 200m vertical extent on each vein. Beyond this, the mineralization is still open to the west as well as up and down dip. Both veins showed good continuity although widths were variable. The most significant intersections include 534g/t Ag, 4.5% Pb and 5.6% Zn over 0.6 metres in hole DB04-10 and 462g/t Ag, 1.7% Pb and 0.26% Zn over 1.3 metres in hole DB04-14, both on the Veta Madre.

Hormiguera

This area of the property represents the eastern extremity of the Veta Cantarannas, approximately 4 kilometres along strike from the Las Trancas drilling (holes 5-9) located at the western end. The four holes drilled at Hormiguera tested a relatively short strike length of 100 metres, approximately 50 metres from the nearest underground working. In these holes, the vein proved to be narrow and grades were variable. However, the best intersection, 579g/t Ag and 1.32g/t Au over 0.3m in hole H004-19 deserves follow up drilling at a future date.

El Rosario

The first of six holes completed on the El Rosario vein and parallel San Gregorio vein returned very encouraging results, with 301g/t Ag, 0.74% Pb and 2.06% Zn over 2.1m including 0.50m of 1,070g/t Ag, 2.79% Pb and 8.06% Zn.
Other significant results of the El Rosario area drilling include ER04-021 which intersected a true width of 1.47m @ 301g/t Ag, 0.74% Pb and 2.06% Zn; ER04-023 which intersected a true width of 1.6m @ 262.4g/t Ag, 2.68% Pg, and 7.9% Zn; and ER05-027 which intersected a true width of 0.64m @ 145g/t Ag, 0.34% Pb and 5.71% Zn. The San Gregorio vein system was intersected in several holes with geochemically anomalous values.

The El Rosario vein system lies approximately two kilometres southeast of the main underground workings and has seen only minor underground development. As such, there is significant potential to build a resource here and additional work is ongoing.

Significant results received from the Don Benito, Hormiguera and El Rosario areas are listed in the following table.

Hole No.	From	To	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DB04-10	62.85	63.45	0.60	0.20	534	4.49	5.56
DB04-14	23.00	24.30	1.30	0.09	462	1.74	0.26
including	24.00	24.30	0.30	0.17	967	5.83	0.72
H004-19	139.40	139.70	0.30	1.32	579	0.25	1.01
ER04-21	164.60	166.70	2.10	0.01	301	0.74	2.06
including	166.20	166.70	0.50	0.01	1,070	2.79	8.06

Argentina West

In 2004, one hole was completed in this area to the west of the Victoria Fault from previous drilling on the Argentina Vein. As this area was previously untested and contains a large block of prospective ground, hole AR04-16 was targeted at the interpreted faulted offset of the Argentina Vein. Despite reaching a vertical depth of 320m, however, the hole never passed out of the younger Upper Rhyolite sequence that overlies the andesite hosting the veins. This suggests that the block west of the Victoria Fault has been downdropped and that the veins should lie at a greater depth than previously thought. As such, further drilling to test this idea may be best carried out from underground at some point in the future.

The results of the drilling were used in conjunction with an assessment of the tailings recovery potential in an independent scoping study conducted in December, 2004 and finalized in January, 2005. The scoping study, conducted by MineStart Management Ltd. of North Vancouver included an examination and analysis of Peñoles' past production records of the mine, field measurements and sampling of the tailings pile, and metallurgical test work to estimate the tailings to be an inferred resource of one million tonnes at 70 g/t silver and 0.4 g/t gold, 0.3% lead and 0.7% zinc. The study concluded that the recovery potential, apart from lead, is estimated to be in excess of 75%. Composite assay grades from the 2004 exploration drilling were also noted in the study to show good similarity to the 38 year average mill feed of 437 g/t silver, 0.87 g/t gold, 3.0% lead and 4.2 % zinc for which Peñoles achieved overall recoveries of 86%, 55%, 94% and 85% respectively.

The Company has initiated the input of historical mine records, areas of historical reserve estimation and the 2004 and 2005 drilling results into a 3D interactive data base in order to identify areas for further investigation for reserve potential. Although Peñoles' historical reserve estimates do not conform to NI 43-101, the Company is using them as guidance in underground development. A new NI43-101 compliant resource is expected to be completed by the second quarter of 2006.

Guanajuato Mine Project

During the year, the Company took possession of the Guanajuato Mine Complex in Guanajuato, Mexico and has received the title transfers for a 100% interest in the mining concessions and surface rights.

The transition of ownership was made in accordance with the terms of the Purchase Agreement signed on October 25, 2005.

Although areas of the 1,200 tonne per day plant continue to be refurbished, the Company has just initiated the commissioning of the processing plant to bring it back into production. The commissioning of the crushing, milling and flotation equipment involves systematic testing of all components of the circuits from both a mechanical and metallurgical standpoint. This process will allow the Company to optimize the efficiency of the plant and maximize recoveries of silver and gold in the concentrate.

The Company is continuing to better define the mineral resources of the mines. The three principal mines in Great Panther's acquisition, the Valenciana, Cata and Rayas, occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato District. Silver was discovered in the area in 1548 with historic estimates of historic production ranging from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold.

Epithermal silver-gold mineralization in the mine complex is found in quartz veins and large stockwork bodies within and adjacent to the Veta Madre structure. These stockworks can reach widths of 30 metres or more and locally exceed 100 metres in strike length and down-dip extent allowing for bulk tonnage underground mining methods to be used. In some parts of the deposit, copper mineralization occurs in sufficient quantities to be recovered as a by-product.

The main claim block covers more than 4 kilometres of strike length along the Veta Madre and contains 25 shafts, 4 winzes (internal shafts) and more than a hundred kilometres of underground workings. The main shaft at each of the aforementioned mines is currently operational with ore being hoisted up the central Cata shaft where the 1,200 tonne per day plant that services the mines is located. Three areas of the mine complex are accessed via a ramp system, where ore is trucked out to the plant. The San Ignacio Mine, located 17 kilometres by road to the northwest, in the "La Luz" district, was closed in 2001 as a cost-cutting measure but will be re-evaluated in the future for its potential to support a new mining campaign.

In recent years, the operation has had little working capital and no holes have been drilled since 2000. There has been minimal grade control and there was no systematic mine plan in place, resulting in steadily declining production to the point where, in 2005, the plant was only operating at about 20% capacity. Under these circumstances, mill feed was being sought in areas with easy access rather than in areas with "defined" ore reserves, even if the grade was below mine cut-off.

Limited drilling from the 1980's and 1990's indicated that silver-gold mineralization continues to depth under the existing workings and, in some areas, it appears that grades may be improving with depth. Based upon this work, a "reserve" and "resource" estimation, representing a possible 4.7 million ounces of silver and 38,000 ounces of gold was completed in 2000 by the Co-operative and reported the following estimates:

"Proven Reserves"	369,535 tonnes @ 1.73 g/t Au and 165 g/t Ag
"Probable Reserves"	154,077 tonnes @ 1.40 g/t Au and 232 g/t Ag
"Drill Indicated"	148,559 tonnes @ 2.23 g/t Au and 339 g/t Ag

The aforementioned estimates were disclosed in a NI 43-101 report, dated October 14, 2005 by G. Cavey, P.Geo. and D. Gunning, P.Eng. This resource and reserve estimate is considered to be part of the global resource of 2,750,000 tonnes grading 1.56 g/t Au and 176 g/t Ag, established by the Co-operative and reported by the Company on September 28, 2005. Neither of these disclosures follows the requirements for reserves and resources outlined in NI 43-101 and both are regarded as historical in nature. They have been obtained from sources believed to be reliable but cannot be verified and therefore cannot be relied upon.

The Company has concluded that the areas represented by the detailed figures above have not been mined, as they are situated below the existing workings, and remain intact. As such, the Company considers the aforementioned Historical Resource to be relevant information and while the Company is not relying on the existence of the resource, it intends to use these data as a guideline in the creation of a new resource that is compliant with NI 43-101.

The Company is currently developing a new mine plan and is evaluating various areas of the mine for near-term production potential. The Company is also working on establishing a new resource that will ultimately be compliant with NI43-101.

Drilling Results

The Company commenced a surface diamond drilling program in 2005. The drilling program intersected bonanza grade silver and above average gold within the Veta Madre vein structure. Highlights of the program include 692 g/t silver and 5.17 g/t gold over 5.8 metres and 1,096 g/t silver and 4.15 g/t gold over 2.5 metres.

The drilling, comprising 1,163.3 metres in six holes, was designed to duplicate and surround a lone 1989 drill hole (#317) that intersected a 5.35 metre wide zone grading 3.34 g/t Au and 81.5 g/t Ag, including 10.65 g/t gold and 165 g/t silver over 1.55 metres. The drilling was completed under and northwest of the Guanajuatito ramp along the trend of the Veta Madre, approximately one kilometre northwest of the famous Valenciana Mine (now owned by Great Panther).

The holes were drilled on four section lines at 50 metre intervals, covering a strike length of 150 metres. Two styles of mineralization were noted in the drill holes: silver-gold mineralization in the Veta Madre itself and a previously unrecognized zone of gold-arsenic-antimony mineralization in the hanging wall. Both zones are epithermal in nature, and likely represent separate pulses of mineralization.

In this part of the mine complex, the Veta Madre is manifested as a silica breccia at the contact between the hanging wall diorite and the footwall sediments. Hole GTTO-05-004 was drilled to test the zone of mineralization in hole 317, mentioned above. Hole 004 intersected a 7.3 metre wide vein breccia, interpreted as the Veta Madre, of which 5.8 metres (4.1 metre true width) assayed 692 g/t silver and 5.17 g/t gold. Fifty metres along strike to the southeast, hole GTTO-05-005 intersected a 3.4 metre thick section of the same Veta Madre breccia, with a 2.5 metre (1.77 metre true width) portion assaying 1,096 g/t silver and 4.15 g/t gold. A further 50 metres along strike to the southeast, hole GTTO-05-006 intersected 7.5 metres of the Veta Madre breccia with a 1.5 metre (1.06 metre true width) portion assaying 209 g/t silver and 1.55 g/t gold. The most northwesterly holes, GTTO-05-001 & 002, as well as GTTO-05-003, drilled 50 metres updip from hole 004, did not intersect the Veta Madre breccia. Details of significant intersections are listed below.

The gold-arsenic-antimony mineralization consists of a 10-30 metre thick (estimated true width) zone of quartz-pyrite veinlets within an extensive stockwork/breccia in the hanging wall diorite and was intersected in all six holes. Although gold values in this zone were mostly below 1 g/t in the drilling, the holes may be too high in the epithermal system, with the possibility of better mineralization at depth. As such, the hanging wall diorite breccia is a significant, previously un-assayed, gold target which will be followed up by surface and underground mapping, rock geochemistry and further drilling. Elsewhere in the mine, stockwork/breccia zones can achieve thicknesses of 30 metres or more and have historically provided substantial tonnages of silver-gold mineralization amenable to bulk underground mining methods.

The Company concluded that the Veta Madre breccia forms the more appealing target as the drill holes show that it continues with excellent widths and grades below previous workings at the Guanajuatito ramp. The aforementioned intersections occurred at a vertical depth of 100 -120 metres below surface. The Veta Madre is known to extend more than 700 metres vertically (approximately 1,000 metres down dip) from surface. Mineralized "shoots" within the structure are often continuous to depth, which bodes well for these new intersections as there has been no drilling or underground development below them. The Guanajuatito ramp provides easy access to this high grade mineralization and only a minor amount of mining has taken place in the past. The underground workings here will be re-sampled and surveyed as part of the Company's ongoing silver-gold resource evaluation.

Highlights of Diamond Drilling

Hole No.	Zone	From	To	Width (m)	True Width (m)	Ag (g/t)	Au (g/t)
GTTO - 05 - 001	HW breccia	108.0	113.2	5.2	5.2	-	1.02
GTTO - 05 - 002	HW breccia	115.0	118.0	3.0	2.7	-	0.27
GTTO - 05 - 003	HW breccia	84.5	93.5	9.0	9.0	-	0.20
GTTO - 05 - 004	HW breccia	88.0	101.0	13.0	9.2	-	0.74
GTTO - 05 - 004	V. Madre	131.7	137.5	5.8	4.1	692	5.17
Including		131.7	133.15	1.45		648	4.49
and		133.15	134.65	1.5		330	2.55
and		134.65	135.05	1.4		682	5.59
and		135.05	137.5	1.45		1,120	8.17
GTTO - 05- 006	HW breccia	150.5	161.0	10.5	7.4	-	0.44
GTTO - 05- 006	V. Madre	110.5	113.0	2.5	1.77	1,096	4.15
Including		110.5	111.7	1.2		767	3.96
and		111.7	113.0	1.3		1,400	4.32
GTTO - 05- 006	HW breccia	83.5	88.0	4.5	3.2	-	0.26
GTTO - 05- 006	V. Madre	113.5	115.0	1.5	1.06	209	1.55

An extensive underground sampling program is continuing at Guanajuato. Preliminary sampling in the first quarter of 2006 has returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver to gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of old stopes in a part of the mine that has historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. Consequently, it is presently unknown just how representative these grades may be from a mining standpoint.

Significantly, the sampling came from 6 different stopes above and below the 285 metre level over a total strike length of about 500 metres. Grades from the various stopes were comparable. Five of these stopes lie within 200 metres of the Valenciana shaft and there has only been limited development below this level, approximately 150 metres, to the bottom of the shaft. The sixth stope, number 1414, lies 400 metres southeast of the shaft and has been partially developed between the 285 and 320 metre levels. There has been no development above this for at least 100 metres and there does not appear to have been any work done below it at all, suggesting that the mineralization is totally open to depth.

At present, the Company has insufficient information to determine the extent of this mineralization or to quantify any potential volumes. The most important issue in doing this is to evaluate the safety level of any procedure that could be implemented to extract this material from the historic workings. Any mining below these levels, however, would be in virgin rock and could be developed using modern techniques and safety standards.

In addition, initial surface rock sampling on the Promontorio claim, southeast of the Rayas Shaft, has identified a gold-rich zone of mineralization along more than 100m of the Veta Madre structure. Two channel samples across this zone returned 5.2 g/t Au over 3.2m and 7.6 g/t Au across 3.0m. A further 100m along strike to the southeast of the above, an exposure of silica breccia and a footwall shear were sampled over a 25 by 45 metre area, yielding anomalous to "ore-grade" (as defined by the current operators) gold and silver values. In the Promontorio area the Veta Madre and associated stockwork and shear zones form topographic dip slopes making for easy drill targets and are readily accessible for potential surface exploitation. Elsewhere in the mine complex, these mineralized stockworks can reach widths of 30 metres or more and locally exceed 100 metres in strike length and down-dip extent allowing for bulk tonnage underground mining methods to be used.

Initial evaluation of underground workings near the Promontorio Shaft, and approximately 150m vertically below these surface outcrops, indicates the presence of similar gold-dominated mineralization. Compilation of the underground data is ongoing, as will be the evaluation of the extent of former mining, and re-sampling of stopes and levels. There is more than 300 metres of strike length to the southeast of Promontorio that has apparently seen only limited exploration and underground development, such that the potential for previously unrecognized mineralization in this area is excellent. Overall, the property encompasses more than four kilometres of strike length on the Veta Madre structure, much of which has seen little to no exploration.

LIQUIDITY AND CAPITAL RESOURCES

At the end of the 2005 fiscal year, the Company had no operations that generated cash flow. The Company's financial success relies on management's ability to find economically viable mineral deposits. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of the Company's securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a Company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company's activities.

Cash and Financial Conditions

The Company had a cash balance of $3,094,547 and a short-term investment balance of $2,200,850 at December 31, 2005 as compared to $173,722 and $1,750,850, respectively, at December 31, 2004. The Company's financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. The increase in cash and short-term investments is a direct result of the additional financing activities completed during the year.

The Company had working capital of $1,407,474 as at December 31, 2005 compared with working capital of $2,001,783 as at December 31, 2004. Working capital, together with the 2006 warrant exercises described below and limited additional financing, should be adequate to fund the Company's activities and to cover corporate overhead for the next fiscal year.

Subsequent to December 31, 2005 the Company closed the private placement of a $2.02 million convertible loan note. The Note is unsecured, bears interest at 8% per annum payable quarterly and matures on March 9, 2010. Prior to maturity, the principal amount of the Note, or any portion thereof, is convertible into common shares of the Company at a conversion price of $1.32 per share. The fair value of the conversion feature of the note is $1,006,000 which then implies an effective interest rate of 26.8% for the note.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. Great Panther does not use hedges or other financial derivatives.

Investing Activities

For the twelve months ended December 31, 2005, the Company's net cash outflow from investing activities was $6,708,661. The acquisition of the Topia and Guanajuato mine sites, along with additional capital assets purchased during the year, contributed $6,258,661 to this outflow of funds.

The Company also incurred $2,340,398 on mineral property exploration during the year compared to $1,710,243 in 2004. The increase in direct exploration costs can largely be attributed to the increased availability of funds in 2005. In addition, the Company was also very active seeking quality exploration projects in Mexico during the year.

During the year, the Company also increased its investments in short-term investments by $450,000. This increase is a direct result of the excess cash in the Company's bank account at December 31, 2005. The investment is in the form of a guaranteed investment certificate.

Financing Activities

On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series "F" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder's warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent's warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

On October 5, 2005, the Company issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series "G" or "H" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent's warrant. Each full agent's warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent's options of $147,000 is recorded as a cost of financing and is included in contributed surplus.

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series "I" or "J" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent's warrant, at $0.62 per unit. Each full agent's warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of two years. The fair value of agent's options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent's warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of two years. The fair value of agent's options and the agent's warrants of $426,500 is recorded as a cost of financing and is included in contributed surplus.

Subsequent to December 31, 2005, the Company received proceeds of $1,789,801 from the issuance of 3,045,977 shares on the exercise of warrants and options.

Outlook

It is anticipated that in the foreseeable future, Great Panther will rely on the equity markets to meet its financing needs.

Management and the Board of Directors review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects.

Management and the Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Liabilities

The following table outlines the gross principle repayment on the long-term debt of the Company:

	Payments by Period			
Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
$ 6,235,440	5,242,000	993,440	-	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangments.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

(a) Paid or accrued consulting fees totalling $170,880 to a company controlled by a director of the Company, $84,407 to a company controlled by an officer of the Company and $102,076 to an officer of the Company respectively.

(b) Paid or accrued office rental and administration totalling $78,388 to a company controlled by a director of the Company.

RISK FACTORS ASSOCIATED WITH MINING

Exploration and development stage of the properties

Despite exploration work on the Company's mineral properties, and a 47- year history of continuous production at the Topia Mine, no known bodies of commercial ore or economic deposits have been established to the satisfaction of National Instrument 43-101 on any of the mineral properties. In addition, the Company is in the early stages of exploration at San Antonio and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

Market forces outside the control the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only recently begun the acquisition, exploration and development of mineral resource properties, it has a limited operating history on which to base an evaluation of its prospects. Its operating activities since 2004 have consisted primarily of locating and acquiring the interest in the properties that it currently holds. As a result, it has not earned significant revenues to date. Although the Company has prepared internal mining plans and cash flow analyses for the Topia Mine, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully or that its properties contain a sufficient amount of recoverable reserves. The Company recognizes that if it is unable to generate significant revenues from mining operations and any dispositions of its properties, it will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of its operation, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. Aside from the professional track record of the Company's management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful and it can provide investors with no assurance that it will generate any net operating revenues or achieve profitable operations.

Ability to continue as a going concern

The Company has not generated any significant revenues since embarking upon its exploration, acquisition and development activities in Mexico, and it will, in all likelihood, continue to incur operating expenses without significant revenues until its mining properties are sufficiently developed to sustain commercial production. As a result, the Company may need to undertake futher financing. The Company cannot assure that it will be able to successfully explore and develop its mining properties or assure that viable reserves exist on the properties for extraction. If the Company is unable to generate sufficient cash inflow to support its business activities during the fiscal year ending December, 2006, it may be forced to delay, scale back, or eliminate its exploration activities.

Because the Company has not generated significant revenue from its business and the Company cannot anticipate when the Company will be able to do so, the Company may need to raise additional funds for the further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company is through the sale of equity capital. All of these circumstances raise doubt about its ability to continue as a going concern.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which the Company has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered.

Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

PROPOSED TRANSACTIONS

Subsequent to December 31, 2005 the Company entered into an agreement to purchase a 100% interest in a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare Arco Iris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

The agreement requires the Company to make an initial deposit of US$20,000 (paid) and further installment payments totaling US$280,000.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts accrued as accrued liabilities. Actual results, therefore, could differ from these estimates.
A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage value. These estimates may change in circumstances where the assets useful life may change significantly.

Site Restoration Costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on the mineral resources and reserves, labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in these factors could cause a significant change in the reclamation expense.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax liabilities.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Stock-based Compensation

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that stock-based payments to non-employees are accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The adoption of this new standard resulted in no changes to amounts previously reported. No compensation cost was recognized for stock-based employee compensation awards.

The CICA Accounting Standards Board amended Handbook Section 3870 to require companies to account for employee stock options using the fair value based method, beginning January 1, 2004. In accordance with the transitional option permitted under the amended Section 3870, the Company in 2003 elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003.

During fiscal year 2005, the Company retroactively changed its accounting policy with respect to accounting for exploration expenditures whereby, exploration expenses incurred prior to determination of the feasibility of mining operations, periodic payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Prior to October 1, 2005, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed while acquisition costs continue to be capitalized. This change has been applied retroactively and has reduced mineral properties and increased the loss for the year ended December 31, 2004 by $1,710,243 increasing the deficit to $4,611,056 as at December 31, 2004. This change has also increased the loss per share by $0.11 for the year ended December 31, 2004 to $0.22. This change in policy had no effect on the opening deficit as at January 1, 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amount of marketable securities, accounts receivables, accounts payable and accrued liabilities, taxes payable and long term debt are all considered to be representative of their respective values.

SHARES OUTSTANDING

At December 31, 2005, the issued and outstanding common shares of the Company was 47,349,431.

Subsequent to December 31, 2005 the Company released the remaining 1,012,500 shares of the Company previously held in escrow. These shares are the balance of the 2,250,000 shares issued on the closing of the acquisition of the Company's Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

Subsequent to December 31, 2005, the Company granted to directors, officers, employees and consultants incentive stock options to purchase an aggregate of 2,355,000 common shares. The options are exercisable until January 5, 2011 at an exercise price of $0.90 per share.

At the date of this MD&A, the Company had 51,478,699 common shares issued and outstanding.

ADDITIONAL DISCLOSURE REQUIREMENTS

The Company's management is responsible for establishing and maintaining, disclosure controls and procedures for the Company. The disclosure controls and procedures have been designed, under the supervision of the Board of Directors and its Officers, so as to provide reasonable assurance that material information relating to the Company is made known to the Board of Directors and its Officers by others within the Company. The Officers of the Company certifying its Annual Filings under National instrument 52-109 have evaluated the effectiveness of these disclosure controls and procedures for the year ending December 31, 2005 and have concluded that they are being maintained as designed.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther can be found on SEDAR at www.sedar.com or the Company's website at www.greatpanther.com.

Management's Statement of Responsibility For Financial Reporting

The management of Great Panther Resources Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Resources Limited and all related financial information contained in this Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by year-end. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

KPMG, LLP, independent accountants, audited the Company's Consolidated Financial Statements and issued an opinion thereon. Their audit was performed in accordance with generally accepted auditing standards in Canada.

The Audit Committee of the Board of Directors, composed of two independent directors and the CFO, reviews the effectiveness of the Company's financial statements. It recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee meets quarterly to review and approve interim financial statements prior to their release, as well as annually to review Great Panther's annual financial statements, and Management's Discussion and Analysis, and recommend their approval to the Board of Directors. The external auditors KPMG, LLP have unrestricted access to the Company, the Audit Committee and the Board of Directors.

Robert A. Archer
President and
Chief Executive Officer

Kaare G. Foy
Executive Chairman and
Chief Financial Officer

Auditors' Report to the Shareholders

KPMG

We have audited the consolidated balance sheets of Great Panther Resources Limited as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

March 27, 2006

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars) December 31, 2005 and 2004	2005	2004
		(Restated - note 2(e))
Assets		
Current assets:		
Cash and cash equivalents	$ 3,094,547	$ 173,122
Short-term investments	2,200,850	1,750,850
Amounts receivable, net *(note 3)*	1,001,121	267,797
Prepaid expenses and deposits	183,912	50,154
	6,480,430	2,241,923
Office equipment, net of accumulated amortization of $44,468 (2004 - $31,889)	99,865	23,259
Mineral properties, plant and equipment *(note 5)*	12,638,675	1,523,149
	$ 19,218,970	$ 3,788,331
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 231,866	$ 202,486
Due to officers and directors	–	37,654
Current portion of long-term debt *(note 7)*	4,841,090	–
	5,072,956	240,140
Long-term liabilities:		
Long-term debt *(note 7)*	746,127	–
Future income taxes *(notes 5 and 10)*	17,459	387,973
	763,586	387,973
Shareholders' equity:		
Capital stock *(note 8)*	21,536,440	7,068,595
Contributed surplus *(note 8)*	1,638,819	702,679
Shares to be issued on exercise of warrants	49,910	–
Deficit	(9,842,741)	(4,611,056)
	13,382,428	3,160,218
	$ 19,218,970	$ 3,788,331

Continuing operations *(note 1)*
Commitments and contingencies *(notes 6 and 7)*
Subsequent events *(notes 1, 4, 5, 6, 8, and 12)*

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

[signature] Director

[signature] Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

	2005	2004
		(Restated - note 2(e))
Expenses:		
General and administrative (schedule)	$ 2,245,252	$ 899,947
Mineral property exploration expenditures *(notes 2(e) and 6)*	2,340,398	1,710,243
Director fees:		
Incurred	60,000	43,335
Stock-based compensation	98,496	204,308
Management fees	112,080	74,000
Amortization	12,579	2,719
	4,868,805	2,934,552
Other income (expenses):		
Interest income	27,251	14,870
Interest expense	(357,011)	–
Write-down of San Taco mineral property acquisition costs *(note 5)*	(403,634)	–
Gain on sale of investment	–	26,025
	(733,394)	40,895
Loss before provision for income taxes	(5,602,199)	(2,893,657)
Future income tax recovery	370,514	–
Loss for the year	(5,231,685)	(2,893,657)
Deficit, beginning of year:		
As previously reported	(2,900,813)	(1,717,399)
Change in accounting for mineral exploration expenditures *(note 2(e))*	(1,710,243)	–
As restated	(4,611,056)	(1,717,399)
Deficit, end of year	$ (9,842,741)	$ (4,611,056)
Diluted and basic loss per share *(note 2(l))*	$ (0.22)	$ (0.22)
Weighted average number of common shares outstanding	23,986,543	13,443,920

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

	2005	2004
		(Restated -note 2(e))
Cash flows used in operating activities:		
Loss for the year	$ (5,231,685)	$ (2,893,657)
Items not involving cash:		
Amortization	12,579	2,719
Foreign exchange	(119,478)	(38,509)
Stock-based compensation	357,298	393,850
Shares issued for mineral exploration expenditures	50,000	–
Future income tax recovery	(370,514)	–
Write-down of mineral property acquisition costs	403,634	–
Interest accretion on debt discount	357,011	–
Gain on sale of short-term investments	–	(14,870)
Changes in non-cash operating working capital:		
Amounts receivable	(733,324)	(207,850)
Prepaid expenses and deposits	(133,758)	(38,889)
Accounts payable and accrued liabilities	29,380	114,525
Net cash used in operating activities	(5,378,857)	(2,682,681)
Cash flows used in investing activities:		
Purchase of mine equipment and mine rehabilitation expenditures	(852,655)	–
Acquisition of subsidiary	–	(66,167)
Invested in short-term investments	(5,700,000)	(1,750,000)
Proceeds from disposal of short-term investments	5,250,000	20,870
Purchase of net assets of Topia mine	(888,405)	–
Purchase of net assets of Guanajuato mines	(4,428,416)	–
Purchase of equipment	(89,185)	(20,549)
Net cash used in investing activities	(6,708,661)	(1,815,846)
Cash flows from financing activities:		
Due to directors and related parties	(37,654)	(171,816)
Issuance of shares for cash, net of issue costs	13,874,042	3,925,712
Proceeds on exercise of warrants	1,086,645	–
Proceeds received in advance on exercise of warrants	49,910	–
Proceeds on exercise of options	36,000	–
Net cash from financing activities	15,008,943	3,753,896
Increase (decrease) in cash and cash equivalents	2,921,425	(744,631)
Cash and cash equivalents, beginning of year	173,122	917,753
Cash and cash equivalents, end of year	$ 3,094,547	$ 173,122
Supplementary cash flow information:		
Income taxes paid	$ –	$ –
Interest expense paid	–	–
Interest income received	27,251	14,870
Non-cash financing and investing transactions:		
Shares issued on settlement of accounts payable, due to related parties and due to directors *(note 7(b)(i))*	–	–
Shares issued and increase in mineral properties on acquisition	–	1,456,982
Shares issued in exchange for prior year share subscription advances	–	261,775
Assumption of debt on purchase of net assets of Topia mine	1,430,937	–
Assumption of debt on purchase of net assets of Guanajuato mines	3,918,747	–

See accompanying notes to consolidated financial statements.

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

1. Nature of continuing operations:

Great Panther Resources Limited ("the Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company, through its acquisition of the Topia and Guanajuato Mines *(notes 4(a)* and *4(b))*, has transformed itself from a company that was exclusively focused on mineral exploration to a company involved in the mining of precious and base metals. None of the properties in which the Company has an interest were in production at the balance sheet date; therefore, the Company has not generated revenue from its principal mining business activities and consequently has no operating income or cash flow therefrom. The Company also continues to explore its mineral properties. The Company has not determined whether these properties contain mineral resources which are economically recoverable. The underlying value and the recoverability of amounts shown for mineral property interests are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

During the years ended December 31, 2005 and 2004, the Company incurred losses of approximately $5,232,000 and $2,894,000, respectively, and used cash for operations of approximately $5,379,000 and $2,683,000, respectively. As at December 31, 2005, the Company had an accumulated deficit of approximately $9,843,000 and a positive working capital balance of $1,407,000.

Notwithstanding these continuing losses and operating cash flow deficiencies, these consolidated financial statements have been prepared by management on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize on its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Subsequent to December 31, 2005 *(note 12(c))*, the Company closed a $2.02 million convertible loan private placement and also raised gross cash proceeds of $1,789,801 from the exercise of warrants and options.

2. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V. (acquired February 5, 2004), Metalicos de Durango, S.A. de C.V. (incorporated July 12, 2005) and Minera de Villa Seca, S.A. de C.V. (incorporated October 5, 2005). Significant inter-company balances and transactions are eliminated on consolidation.

(b) Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment of mineral properties, plant and equipment, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(d) Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

(e) Mineral properties, plant and equipment and change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its fourth quarter of 2005. Prior to September 30, 2005, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. This change has been applied retroactively and has reduced mineral properties and increased the loss for the year ended December 31, 2004 by $1,710,243 increasing the deficit to $4,611,056 as at December 31, 2004. This change has also increased the loss per share by $0.11 for the year ended December 31, 2004 to $0.22. This change in policy had no effect on the opening deficit as at January 1, 2004.

2. Significant accounting policies (continued):

(e) Mineral properties, plant and equipment (continued):

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, construction of production facilities and the development of mine infrastructure are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Once commercial production has commenced, these costs are amortized using the units-of production method based on proven and probable reserves. If the mineral deposit proves to be uneconomical or otherwise determined to have a value less than its carrying amount, then previously capitalized costs are written down in the period in which such determination is made. Production facilities and equipment are stated at cost and are depreciated using the straight-line or units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to six years. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

(f) Office equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other office equipment is provided at 20% per annum on the declining balance basis and 10 years on a straight-line basis at a subsidiary operation.

(g) Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur. This would necessitate a write down for asset impairment.

(h) Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The Company has not disclosed the pro forma affect of accounting for 2002 employee grants under the fair value method as these awards vested in 2002.

(i) Reclamation and remediation:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs as a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

2. Significant accounting policies (continued):

(j) Foreign currency translation:
The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(k) Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management's estimation, more likely than not to be realized.

(l) Loss per share:
Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

3. Amounts receivable, net:

	2005	2004
Value added tax recoverable (a)	$ 1,118,568	$ 231,303
Other	32,553	36,494
	1,151,121	267,797
Allowance for doubtful amounts	(150,000)	–
	$ 1,001,121	$ 267,797

(a) The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision for any amounts which it estimates may not be recoverable.

4. Acquisitions:

(a) Topia Mine Project:
On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totalling US$2,551,678 as follows:

(i) US$100,000 (paid) upon registration of the option agreement and expensed as mineral exploration costs;

(ii) US$150,000 (paid) upon notification to optionor of the Company's decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 (paid) on the date of the formal signing of the purchase agreement totaling CDN$851,721;

(iii) three annual payments of US$300,000, US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement; and

(iv) the Company has also agreed to assume the debt currently encumbering the property, totalling US$814,594 upon signing of the purchase agreement. The debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

4. Acquisitions:

(a) Topia Mine Project: (continued)

The net present value of the Company's post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt has been determined by discounting the face value of US$1,761,493 (CDN$2,158,534) at the Company's estimated current borrowing cost to the date of acquisition, to equal $1,430,937. The carrying value of this liability is being accreted to its face value over a period of up to three years.

The acquisition was accounted for as an asset. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired as at the acquisition date:

Assets acquired:		
Plant	$	1,730,573
Mineral properties		269,516
Offices and mobile equipment		319,253
	$	2,319,342
Consideration given:		
Cash and direct costs of acquisition	$	888,405
Debt		1,430,937
	$	2,319,342

The Topia mine was shut-down upon acquisition for maintenance and upgrading. The plant was not in operation in 2005 other than for testing and, as a result, no revenue was earned in 2005. The Company expects to begin production in fiscal 2006.

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction *(note 6)*.

(b) Guanajuato Mine Project:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 consisting of staged cash payments totalling US$3,650,000 (paid) to the end of December 31, 2005 and the remaining balance of US$3,600,000 (US$2,875,000 paid) in 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The future payments have been discounted at the Company estimated current borrowing rate to the date of acquisition, which net present value equals $3,918,747. The carrying value of this liability is being accreted to its face value over a period of one year.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

Assets acquired:		
Plant	$	2,049,063
Mineral properties		3,750,000
Offices and mobile equipment		811,722
Land		1,736,378
	$	8,347,163
Consideration given:		
Cash and direct costs of acquisition	$	4,428,416
Debt		3,918,747
	$	8,347,163

The Guanajuato mines were shut down upon acquisition for maintenance and upgrading. The mines were not in operation in fiscal year 2005 and as a result no revenue was earned from the mines in 2005.

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction *(note 6)*.

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

4. Acquisitions: (continued)

(c) On February 5, 2004, the Company completed the acquisition of 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States, for cash consideration of $50,000 and the issuance of 2,250,000 common shares with a market value of $1,030,500. The 2,250,000 common shares are held in escrow and subject to release over a three-year period. The Company incurred costs related to the acquisition of $22,167. As at December 31, 2005, 1,012,500 common shares were held in escrow.

At the time of acquisition, MMR had no current or prior period operations and only held a current receivable balance and letters of intent agreements to enter into option agreements related to the Santo Nino, San Taco and Topia Mine projects.

The cost of the purchase was allocated to the assets as at February 5, 2004 as follows:

Assets acquired:		
Current assets	$	6,000
Mineral property agreements:		
Topia Main Block		1,050,973
San Taco		403,634
Santa Nino		68,542
		1,529,149
Liabilities assumed:		
Future income tax liability		(426,482)
	$	1,102,667
Consideration given:		
Share consideration	$	1,030,500
Cash and cost of acquisition		72,167
	$	1,102,667

Management allocated the estimated fair value to the respective agreements based upon estimated fair value of each option .

5. Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment at December 31, 2005 and 2004 are as follows:

		2005		2004
Topia Mine *(note 4(a))*:				
Mineral properties	$	1,320,489	$	1,050,973
Plant and equipment (i)		2,396,847		–
Buildings and mobile equipment		–		–
Land		319,253		–
		4,036,589		1,050,973
Accumulated depreciation and depletion		–		–
		4,036,589		1,050,973
Guanajuato Mines *(note 4(b))*:				
Mineral properties		3,750,000		–
Plant and equipment (i)		2,235,444		–
Buildings and mobile equipment		811,722		–
Land		1,736,378		–
		8,533,544		–
Accumulated depreciation and depletion		–		–
		8,533,544		–
Other mineral properties - San Nino and San Taco (ii)		68,542		472,176
	$	12,638,675	$	1,523,149

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

5. Mineral properties, plant and equipment: (continued)

(i) After acquisition of the Topia Mine and Guanajuato Mine in fiscal year 2005 (note 4(a) and 4(b), the Company incurred plant rehabilitation expenditures of $539,519 and $160,444, and acquired mine equipment of $126,755 and $25,937, respectively, which have been capitalized to plant and equipment in 2005. Plant facilities, building and plant rehabilitation expenditures were not amortized in 2005 as the plants were not in service in 2005 to allow for plant maintenance and upgrading subsequent to their acquisition.

(ii) Subsequent to December 31, 2005, the Company elected to discontinue exploration of the San Taco property. The fair value of the property as at December 31, 2005 was determined to be nil and as a result, the carrying value of $403,634 was written off in 2005 resulting in the recovery of future income taxes of $102,813.

6. Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for 2005 is as follows:

	Property							
	San Antonio	Santo Nino (a)	San Taco (b)	Topia Main Block note 4(a)	Topia II to IV note 4(a)	Virimoa (c)	Guanajuato note 4(b)	2005
Exploration expenses:								
Option payments	$ 4,099	$ 24,492	$ 93,516	$ –	$ –	$ –	$ –	$ 122,107
Analysis	18,553	9,414	2,814	78,142	14,909	14,952	7,571	146,355
Drilling	13,986	160,900	85,176	423,324	–	80,209	353,057	1,116,652
Fields costs	906	1,851	1,058	31,928	556	850	776	37,925
Geology	86,907	62,971	62,298	288,302	75,529	77,834	47,059	700,900
Land taxes	11,277	1,640	1,886	44,171	6,813	–	–	65,787
Project administration	29,998	1,237	2,267	106,942	282	3,606	6,340	150,672
	165,726	262,505	249,015	972,809	98,089	177,451	414,803	2,340,398
Cumulative expenses, beginning of year	33,300	101,626	176,450	1,373,000	25,867	–	–	1,710,243
Cumulative expenses, end of year	$ 199,026	$ 364,131	$ 425,465	$ 2,345,809	$ 123,956	$ 177,451	$ 414,803	$ 4,050,641

The continuity of the expenditures on the mineral properties for 2004 is as follows:

	Property					
	San Antonio	Santo Nino (a)	San Taco (b)	Topia Main Block note 4(a)	Topia II to IV note 4(a)	2004
Exploration expenses:						
Option payments	$ –	$ 38,762	$ 64,461	$ 127,280	$ –	$ 230,503
Staking	–	–	–	–	12,602	12,602
Analysis	3,564	6,456	6,196	46,883	–	63,099
Drilling	–	–	–	732,494	–	732,494
Fields costs	–	656	656	4,259	–	5,571
Geology	17,065	37,834	97,585	281,096	6,102	439,682
Land taxes	3,191	10,784	3,198	68,569	1,043	86,785
Mine rehabilitation	–	–	–	8,588	–	8,588
Miscellaneous	11	1,109	213	4,034	–	5,367
Project administration	9,469	6,025	4,141	99,797	6,120	125,552
	33,300	101,626	176,450	1,373,000	25,867	1,710,243
Cumulative expenses, beginning of year	–	–	–	–	–	–
Cumulative expenses, end of year	$ 33,300	$ 101,626	$ 176,450	$ 1,373,000	$ 25,867	$ 1,710,243

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

6. Mineral property exploration expenditures: (continued)

(a) Santo Nino Project:

On February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

(i) US$20,000 (paid) within 10 days of the date of registration at the Mining registry of the option agreement;

(ii) US$50,000 (US$20,000 paid) in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement; and

(iii) US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

Subsequent to December 31, 2005, the Company paid a further US$10,000.

(b) San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$965,000 as follows:

(i) US$50,000 (paid) within 30 days of the signing of the option agreement;

(ii) US$75,000 (paid) by the first anniversary of the date of signing the option agreement;

(iii) US$100,000 by the second anniversary of the date of signing the option agreement; and

(iv) US$740,000 by the third anniversary of the date of signing the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

The Company did not make the required US$100,000 payment on February 28, 2006.

(c) Virimoa Project:

On January 4, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 common shares (100,000 issued), respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

7. Long-term debt:

	2005	2004
Topia mine acquisition *(note 4(a))* carrying value of debt assumed of US$814,574, without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smeltering Royalty or US$25,000 annually, whichever is higher, and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008.	$ 947,373	$ –
Topia mine acquisition *(note 4(a))* carrying value of US$946,919, without interest and discounted at an effective interest rate of 26.8% per annum, payable in three annual payments of US$300,000, US$300,000 and US$346,919 in each of the first, second and third year, respectively, commencing 18 months after the date of acquisition on June 30, 2005.	1,101,267	–

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

7. Long-term debt: (continued)

Guanajuato mine acquisition *(note 4(b))* carrying value of US$3,600,000, without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged payments in 2006	4,186,800	–
	6,235,440	–
Less: unamortized discount	(648,223)	–
	5,587,217	
Current portion	4,841,090	–
	$ 746,127	$ –

The face value of annual gross principal repayments on long-term debt based on management's future estimates of payments under the Topia Mine Net Smeltering Royalty, are as follows:

2006	$ 5,242,000
2007	591,000
2008	402,440
	$ 6,235,440

Interest accreted on long-term debt totaled $357,011 in 2005 (2004 - nil).

8. Capital stock:

(a) Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b) Issued:

The continuity of the Company's issued share capital is as follows:

	Number of common shares	Stated value
Balance, December 31, 2003	4,213,132	$ 2,089,939
Private placement at $0.37 per unit, net of costs (i)	2,280,500	838,077
Short form offering at $0.56 per unit, net of costs (ii)	3,783,085	1,853,621
Private placement at $0.50 per unit, net of costs (iii)	3,000,000	1,364,407
Exercise of "A" warrants at $0.45 per share	272,500	122,625
Exercise of finders' warrants at $0.45 per share	14,460	6,507
Exercise of agents' warrants at $0.45 per share	5,000	2,250
Consideration on Acquisition *(note 4)*	2,250,000	1,030,500
Issue of warrants for financing services	–	(242,602)
Reclass from contributed surplus on exercise of options	–	3,271
Balance, December 31, 2004	15,818,677	7,068,595
Private placement at $0.45 per unit, net of costs (iv)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (v)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (vi)	12,250,310	6,983,028
Exercise of "B" warrants at $0.45 per share	1,140,000	513,000
Exercise of "C" warrants at $0.45 per share	1,142,500	514,125
Exercise of "D" warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services	–	(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	–	27,241
Balance, December 31, 2005	47,349,431	$ 21,536,440

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

8. Capital stock: (continued)

(b) Issued (continued):

No preferred shares have been issued.

(i) On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series "C" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 for a period of twelve months. Directors of the Company participated by acquiring 150,000 units.

(ii) On March 29, 2004, the Company closed the financing under its Short Form Offering Document having an Effective Date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share of the Company and one-half of one non-transferable series "D" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the expiry date of the series "D" share purchase warrants was extended by an additional two months. The Company issued the private placement agent 535,714 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent's units valued at $0.56 per unit. Each agent's unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent's warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months. *The fair value of agent's warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.*

(iii) On April 23, 2004, the Company issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share of the Company and one-half of one non-transferable series "E" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the expiry date of the series "E" share purchase warrants was extended by an additional one month. The Company issued the private placement broker 450,000 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent's warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

(iv) On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series "F" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder's warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent's warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

(v) On October 5, 2005, the Company issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series "G" or "H" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent's warrant. Each full agent's warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent's options of $147,000 is recorded as a cost of financing and is included in contributed surplus. An officer of the Company participated by acquiring 120,000 units.

(vi) On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series "I" or "J" share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent's warrant, at $0.62 per unit. Each full agent's warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of twenty four months. The fair value of agent's options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent's warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty four months. The fair value of agent's options and the agent's warrants of $426,500 is recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by Directors, participated by acquiring an aggregate of 259,000 units.

(vii) Included in issued capital stock are 1,012,500 common shares (2004 - 1,687,500) held in escrow. During the year ended December 31, 2005, 675,000 shares (2004 - 562,500) were released pursuant to the escrow agreement.

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

8. Capital stock: (continued)

(c) Contributed surplus:

	Stated value
Balance, December 31, 2003	$ 69,498
Issue of warrants for financing activities	242,602
Reclassification to common shares on exercise of warrants	(3,271)
Stock-based compensation for non-employee awards	167,099
Stock-based compensation for employee awards	226,751
Balance, December 31, 2004	702,679
Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation for non-employee awards	258,802
Stock-based compensation for employee awards	98,496
Balance, December 31, 2005	$ 1,638,819

(d) Stock options and warrants:

The Company, in accordance with the policies of the TSX Venture Exchange (the "Exchange"), is authorized to grant incentive stock options ("options") to officers, directors, employees and consultants. The Exchange policies permit the Company's directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of grant and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant's employment. Vesting of options is generally at the time of grant.

The continuity of common stock options for 2005 is as follows:

Exercise price	Expiry date	Balance December 31, 2004	Granted	Cancelled/ expired	Exercised	Balance December 31, 2005
0.45	February 8, 2009	790,000	–	–	(80,000)	710,000
0.52	April 5, 2009	60,000	–	–	–	60,000
0.52	April 30, 2009	400,000	–	(400,000)	–	–
0.45	May 25, 2009	100,000	–	–	–	100,000
0.45	February 27, 2010	–	250,000	–	–	250,000
0.45	May 2, 2006	–	100,000	–	–	100,000
0.45	July 11, 2010	–	100,000	–	–	100,000
0.45	August 30, 2010	–	125,000	–	–	125,000
0.45	July 26, 2010	–	700,000	–	–	700,000
0.60	September 13, 2006	–	747,260	–	–	747,260
0.60	September 29, 2007	–	125,000	–	–	125,000
0.45	October 4, 2006	–	416,500	–	–	416,500
		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760
Weighted average exercise price		0.47	0.46	0.52	0.45	0.46

As at December 31, 2005, 3,371,260 stock options with a weighted average exercise price of $0.45 were exercisable.

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

8. Capital stock: (continued)

(d) Stock options: (continued)

The continuity of common stock options for 2004 is as follows:

Exercise price	Expiry date	Balance December 31, 2003	Granted	Cancelled/ expired	Exercised	Balance December 31, 2004
1.00	June 4, 2006	40,000	–	(40,000)	–	–
1.60	August 20, 2006	30,000	–	(30,000)	–	–
0.45	February 8, 2009	–	790,000	–	–	790,000
0.52	April 5, 2009	–	60,000	–	–	60,000
0.52	April 30, 2009	–	400,000	–	–	400,000
0.45	May 25, 2009	–	100,000	–	–	100,000
		70,000	1,350,000	(70,000)	–	1,350,000
Weighted average exercise price		1.26	0.47	1.26	–	0.47

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2005, the Company recorded compensation expense for the fair value of employee stock options of $98,496 for stock options that were granted during the year. The weighted average fair value of options granted during 2005 was $0.45. The fair value per option was determined using the following weighted average assumptions:

Risk-free interest rate	3.0%
Dividend yield	0.0%
Expected life	2.0 years
Volatility	70.0%

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. During the year ended December 31, 2005, the Company recorded compensation expense for the fair value at stock options of $258,802 granted during the year. The weighted average fair value of options granted during the year was $0.47. The average fair value per option was determined using the following weighted average assumptions:

Risk-free interest rate	3.4%
Dividend paid	0.0%
Expected life	4.1 years
Volatility	82.0%

(e) Warrants:

As at December 31, 2005, the Company received a total of $49,910 (2004 - nil) as payment on the exercise of 65,000 "F" Warrants and 15,500 Finder Warrants, both exercisable at $0.62 per share. The related common shares were issued subsequent to December 31, 2005.

A continuity schedule of warrants outstanding during 2005 and 2004 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2004	Issued	Exercised	Expired	Balance December 31, 2005
Series "B" Warrants	0.45	Mar. 22, 2005	1,715,000	–	(1,140,000)	(575,000)	–
Series "C" Warrants	0.45	Jan. 13, 2005	2,280,500	–	(1,142,500)	(1,138,000)	–
Series "D" Warrants	0.62	Mar. 28, 2005	1,785,714	–	(96,000)	(1,689,714)	–
Agents' Warrants	0.62	Mar. 28, 2005	591,543	–	–	(591,543)	–
Series "E" Warrants	0.62	May 27, 2005	1,500,000	–	–	(1,500,000)	–
Agents' Warrants	0.62	Apr. 22, 2005	450,000	–	–	(450,000)	–
Series "F" Warrants	0.62	June 28, 2006	–	1,039,861	–	–	1,039,861
Agents' Warrants	0.62	June 28, 2006	–	127,500	–	–	127,500
Series "F" Warrants	0.62	July 18, 2006	–	1,139,611	–	–	1,139,611
Finders' Warrants	0.62	July 18, 2006	–	48,200	–	–	48,200
Series "G" Warrants	0.62	Sept. 13, 2006	–	4,034,000	–	–	4,034,000
Series "H" Warrants	0.62	Oct. 4, 2006	–	2,147,500	–	–	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	–	4,103,200	–	–	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	–	410,320	–	–	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	–	8,096,800	–	–	8,096,800
Agents' Warrants	0.90	Dec. 20, 2007	–	735,990	–	–	735,990
			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

(Expressed in Canadian dollars) Years ended December 31, 2005 and 2004

8. Capital stock: (continued)

(e) Warrants: (continued)

Series	Exercise price	Expiry date	Balance December 31, 2003	Issued	Exercised	Expired	Balance December 31, 2004
Purchase Warrants	1.20	Sept.27, 2004	25,000	–	–	(25,000)	–
Series "A" Warrants	0.45	Oct.22, 2004	362,500	–	(272,500)	(90,000)	–
Finders' Warrants	0.45	Oct.22, 2004	29,000	–	(14,460)	(14,540)	–
Series "B" Warrants	0.45	Dec.22, 2004	1,715,000	–	–	–	1,715,000
(extended to)		Mar. 22, 2005					
Agents' Warrants	0.45	Dec.22, 2004	325,850	–	(5,000)	(320,850)	–
Series "C" Warrants	0.45	Jan. 13, 2005	–	2,280,500	–	–	2,280,500
Series "D" Warrants	0.62	Mar. 28, 2005	–	1,785,714	–	–	1,785,714
(extended to)		May 27, 2005					
Agents' Warrants	0.62	Mar. 28, 2005	–	591,543	–	–	591,543
Series "E" Warrants	0.62	Apr. 22, 2005	–	1,500,000	–	–	1,500,000
(extended to)		May 27, 2005					
Agents' Warrants	0.62	Apr. 22, 2005	–	450,000	–	–	450,000
			2,457,350	6,607,757	(291,960)	(450,390)	8,322,757

9. Related party transactions:

The Company entered into the following transactions with related parties:

(a) Paid or accrued consulting fees totalling $170,880 (2004 - $111,757) to companies controlled by a director of the Company, $84,407 (2004 - $40,360) to a company controlled by an officer of the Company and $102,076 (2004 - $82,335) to an officer of the Company respectively.

(b) Paid or accrued office rental and administration totalling $78,388 (2004 - $43,462) to a company controlled by a director of the Company.

10. Income taxes:

The Company's effective tax rate differs from the statutory rate of 34.9% substantially as a result of non deductible items, differences in tax rates, and the benefit of losses not recognized in the year of $1,584,653. The Company recognized a deferred tax asset of $267,701 related to Mexican non-capital losses due to expected reversals of future income tax liabilities in the available carry forward period and a further future income tax recovery of $102,813 on write-off of a mineral property *(note 5)*.

The significant components of the Company's future income tax assets are as follows:

	2005	2004
Future income tax assets:		
Mineral property, plant and equipment and related debt	$ 1,403,250	$ 1,348,645
Office equipment and other	11,792	34,421
Financing cost	495,090	213,408
Capital losses	344,170	358,418
Non-capital losses	2,700,003	985,721
Total future income tax assets	4,954,305	2,940,613
Valuation allowance	(4,686,604)	(2,940,613)
Future income tax assets, net of allowance	267,701	–
Future income tax liabilities:		
Mineral properties *(note 4)*	(285,160)	(387,973)
	$ (17,459)	$ (387,973)

At December 31, 2005, the Company had operating losses of $8,795,000 (2004 - $2,805,000) and capital losses of $1,989,000 (2004 - $1,989,000). Operating losses at December 31, 2005 include $3,881,000 (2004 - $2,647,000) in Canada and $4,914,000 (2004 - $158,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2015.

11. Financial instruments:

(a) **Fair value:** The carrying value of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities and due to officers and directors approximate their fair value due to the short-term nature of the items. The fair value of long-term debt to third parties approximates their carrying value as their terms reflect estimated market terms at December 31, 2005.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

(b) **Foreign currency and interest rate risk:** The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements or instruments to fix interest rates.

(c) **Concentration of credit risk and business concentrations:** To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

The Company operates in one segment, being the exploration and development of mineral properties. Substantially all mineral properties, plant and equipment and approximately $40,000 of office equipment is located in Mexico. The remaining office equipment is located in Canada.

12. Subsequent events:

(a) Subsequent to December 31, 2005, the Company granted to directors, officers, employees and consultants incentive stock options to purchase an aggregate of 2,355,000 common shares. The options are exercisable until January 5, 2011 at an exercise price of $0.90 per share.

(b) Subsequent to December 31, 2005, the Company released the remaining 1,012,500 shares of the Company previously held in escrow. These shares formed part of the original 2,250,000 shares issued on the acquisition of the Company's Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. *(note 4)*.

(c) Subsequent to December 31, 2005, the Company closed the private placement of a $2.02 million convertible loan note (the "Note"). The Note is unsecured, bears interest at 8% per annum payable quarterly, and matures on March 9, 2010. Prior to maturity, the principal amount of the Note, or any portion thereof, is convertible into common shares of the Company at a conversion price of $1.32 per share. The conversion price exceeded the market price of the Company's common share at the date of the agreement of $1.17. The fair value of the conversion feature of the note has been calculated by management as $1,006,000. The Company also realized gross cash proceeds of $1,789,801 from the exercise of warrants and options.

(d) On March 1, 2006, the Company purchased a 100% interest in the Arco Iris concession. The agreement requires cash payments of US$20,000 upon signing of the purchase agreement and additional staggered payments totaling US$280,000.

Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian dollars)

Years ended December 31, 2005 and 2004

	2005	2004
Accounting and audit:		
Incurred	$ 192,148	$ 84,664
Stock-based compensation	48,366	43,046
Automobile	5,503	2,452
Bad debt expense	150,000	–
Bank charges and interest	12,673	6,515
Consulting:		
Incurred	468,989	189,140
Stock-based compensation	210,436	124,053
Courier	6,031	4,071
Filing fees	22,949	45,179
Foreign exchange	19,294	(33,504)
General exploration and mine expenses	275,974	60,562
Insurance	11,537	–
Investor relations	219,609	110,741
Legal	126,769	57,446
Office costs	11,509	18,522
Office supplies	124,403	14,065
Printing	19,879	17,383
Rent	70,570	27,191
Salaries:		
Incurred	17,387	22,564
Stock-based compensation	–	22,443
Telephone	13,278	5,265
Transfer agent fees	16,038	9,780
Travel	201,910	68,369
	$ 2,245,252	$ 899,947

Directors:
Kaare G. Foy, B.Ec., *Chairman of the Board*
Robert A. Archer, *P. Geo.*
Malcolm A. Burne
John T. Kopcheff, *B.Sc. (Honours) Geology & Geophysics*

Officers:
Robert A. Archer, P. Geo., *President & CEO*
Kaare G. Foy, B.Ec., *CFO*
Robert F. Brown, P.Eng., *VP Exploration*
Ing. Francisco Ramos Sanchez, *VP Operations*
Ming Jang, CGA, Financial Controller
Wendy Ratcliffe, Dip.Tech.Fin.Mngt., *Corporate Secretary*

Transfer Agent:
Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC, Canada, V6C 3B9

Auditor:
KPMG, LLP

Head Office:
Suite 2100, 1177 West Hastings Street
Vancouver, BC, Canada, V6E 2K3

Listing:
TSX Venture Exchange (TSX-V) Tier 1
Trading Symbol: GPR

SEC 20-F Effective October 2004
Standard & Poor's Listed

Annual & Special General Meeting:
June 15, 2006
11:00 am
Suite 2100, 1177 West Hastings Street
Vancouver, BC, V6E 2K3

General Inquiries:
Phone: 604-608-1766
Fax: 604-608-1744
www.greatpanther.com
Email: info@greatpanther.com

Investor Relations:
B & D Capital Partners
Brad Aelicks, Don Mosher
Phone: 604-685-6465
Fax: 604-899-4303
Email: info@greatpanther.com

Great Panther is aiming to be one of the top five primary silver producers in the world.



The Annual Report contains forward-looking statements with respect to Great Panther Resources Limited ("GPR"). Some of these statements include words to indicate that management 'intends', 'expects', or 'believes' that an outcome will occur. All estimates and statements about GPR's vision, objectives, strategies and future performance are forward-looking. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include but are not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes, commodity price levels and differentials, change in general economic conditions and other business transactions timing.

Printed in Canada

...oduction: Tim van Gorp / Vision Advertising & Design


GREAT PANTHER
RESOURCES LIMITED